Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements (Unaudited)

September 30, 2011

(With Independent Auditors’ Review Report Thereon)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statement of financial position as of September 30, 2011 and December 31, 2010, the consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2011 and 2010, the consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 25, 2011

This report is effective as of November 25, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2011 and December 31, 2010

(Unaudited)

(In millions of won)	Note	2011		2010
Assets
Cash and due from banks	4,7,18	(Won)	16,091,068	11,975,064
Trading assets	4,8,18		10,002,586	9,258,593
Financial assets designated at fair value through profit or loss	4,9,18		2,238,366	2,208,284
Derivative assets	4,10		3,203,179	4,106,196
Loans	4,11,18		191,461,281	181,347,105
Available-for-sale financial assets	4,12,18		34,035,449	29,451,909
Held-to-maturity financial assets	4,12,18		12,039,222	12,528,902
Property and equipment	13,18		2,486,794	2,976,284
Intangible assets	14		4,056,272	3,989,266
Investments in associates	15		342,117	299,812
Deferred tax assets	38		30,676	65,359
Investment properties	16		748,921	285,956
Assets held for sale			14,014	21,229
Other assets	4,17		15,532,833	10,043,448

Total assets		(Won)	292,282,778	268,557,407

Liabilities
Deposits	4,19	(Won)	160,803,708	149,615,281
Trading liabilities	20		728,749	624,358
Financial liabilities designated at fair value through profit or loss	4,21		2,942,640	1,953,519
Derivative liabilities	4,10		3,065,804	3,535,174
Borrowings	4,22		20,167,935	18,085,459
Debt securities issued	4,23		40,194,835	40,286,268
Liability for defined benefit obligations	24		174,852	170,052
Provisions	25		847,413	859,357
Deferred tax liabilities	38		24,861	183,500
Liabilities under insurance contracts	26		10,382,645	8,986,380
Other liabilities	4,27		23,010,230	17,062,834

Total liabilities			262,343,672	241,362,182

Equity	28
Capital stock			2,645,053	2,589,553
Capital surplus			9,886,749	8,834,971
Capital adjustments			(390,853)	(390,853)
Accumulated other comprehensive income			1,260,023	1,629,495
Retained earnings			14,078,272	12,071,221

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			27,479,244	24,734,387
Non-controlling interest	28		2,459,862	2,460,838

Total equity			29,939,106	27,195,225

Total liabilities and equity		(Won)	292,282,778	268,557,407

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2011 and 2010

(Unaudited)

	Note	2011			2010
(In millions of won)		Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Interest income		(Won)	3,520,001	10,194,484	3,222,986	9,655,824
Interest expense			(1,717,839)	(4,898,438)	(1,595,524)	(4,823,937)

Net interest income	29		1,802,162	5,296,046	1,627,462	4,831,887

Fees and commission income			886,063	2,667,749	845,654	2,505,170
Fees and commission expense			(465,416)	(1,330,323)	(443,850)	(1,176,854)

Net fees and commission income	30		420,647	1,337,426	401,804	1,328,316

Net insurance income	26		(34,684)	(99,675)	(23,822)	(50,670)
Dividend income	31		46,908	189,291	54,601	163,852
Net trading income (expense)	32		(537,492)	(460,829)	97,404	296,750
Net foreign currency transaction gain (loss)			(216,350)	(27,147)	178,526	186,787
Net gain (loss) on financial instruments designated at fair value through profit or loss	33		505,920	440,755	(34,832)	(62,066)
Net gain on sale of available-for-sale financial assets	12		84,238	645,021	236,510	572,710
Net impairment loss on financial assets	34		(268,157)	(748,492)	(350,322)	(1,176,519)
General and administrative expenses	35		(900,545)	(2,800,919)	(885,740)	(2,671,377)
Other operating income (expense), net	37		66,781	(272,262)	(259,353)	(555,467)

Operating income	40		969,428	3,499,215	1,042,238	2,864,203
Equity in income of associates	15		11,169	32,850	4,606	8,240

Income before income taxes			980,597	3,532,065	1,046,844	2,872,443
Income tax expense	38		233,126	810,274	268,463	640,891

Net income for the period			747,471	2,721,791	778,381	2,231,552

Other comprehensive income (loss) for the period, net of income tax
Foreign currency translation differences for foreign operations			128,446	69,310	(35,953)	(11,124)
Net change in fair value of available-for-sale financial assets			(223,934)	(408,837)	352,778	162,413
Share of the other comprehensive income of associates			6,067	2,578	(5,344)	(2,170)
Net gain (loss) on cash flow hedges			(35,222)	(31,828)	3,228	11,151
Other comprehensive income (loss) of separate account			(391)	(1,229)	1,266	1,902

	28		(125,034)	(370,006)	315,975	162,172

Total comprehensive income for the period		(Won)	622,437	2,351,785	1,094,356	2,393,724

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(Unaudited)

	Note	2011			2010
(In millions of won, except earnings per share)		Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		(Won)	704,185	2,593,287	734,092	2,099,186
Non-controlling interest			43,286	128,504	44,289	132,366

		(Won)	747,471	2,721,791	778,381	2,231,552

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		(Won)	578,827	2,223,815	1,049,517	2,259,984
Non-controlling interest			43,610	127,970	44,839	133,740

		(Won)	622,437	2,351,785	1,094,356	2,393,724

Earnings per share:	39
Basic earnings per share in won		(Won)	1,330	5,047	1,426	4,063

Diluted earnings per share in won		(Won)	1,304	4,937	1,397	3,983

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won)	Capital stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non-Controlling interest	Total
Balance at January 1, 2010	(Won)	2,589,553	8,834,971	(390,866)	1,437,048	9,806,764	2,464,923	24,742,393
Net income for the period		—	—	—	—	2,099,186	132,366	2,231,552
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	(11,013)	—	(111)	(11,124)
Net change in fair value of available-for-sale financial assets		—	—	—	160,928	—	1,485	162,413
Share of other comprehensive income of associates		—	—	—	(2,170)	—	—	(2,170)
Net gain on cash flow hedges		—	—	—	11,151	—	—	11,151
Other comprehensive income of separate account		—	—	—	1,902	—	—	1,902

		—	—	—	160,798	—	1,374	162,172

Total comprehensive income for the period		—	—	—	160,798	2,099,186	133,740	2,393,724

Transactions with owners, etc
Dividends		—	—	—	—	(420,266)	—	(420,266)
Change in other capital adjustments		—	—	(49)	—	—	—	(49)
Change in retained earnings of subsidiaries		—	—	—	—	(1,304)	—	(1,304)
Change in other non-controlling interest		—	—	—	—	—	(129,745)	(129,745)

		—	—	(49)	—	(421,570)	(129,745)	(551,364)

Balance at September 30, 2010	(Won)	2,589,553	8,834,971	(390,915)	1,597,846	11,484,380	2,468,918	26,584,753

Balance at January 1, 2011	(Won)	2,589,553	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225
Net income for the period		—	—	—	—	2,593,287	128,504	2,721,791
Other comprehensive income, net of income tax
Foreign currency translation differences		—	—	—	69,210	—	100	69,310
Net change in fair value of available-for-sale financial assets		—	—	—	(408,203)	—	(634)	(408,837)
Share of other comprehensive income of associates		—	—	—	2,578	—	—	2,578
Net loss on cash flow hedges		—	—	—	(31,828)	—	—	(31,828)
Other comprehensive loss of separate account		—	—	—	(1,229)	—	—	(1,229)

		—	—	—	(369,472)	—	(534)	(370,006)

Total comprehensive income for the period		—	—	—	(369,472)	2,593,287	127,970	2,351,785

Transactions with owners, etc.
Dividends		—	—	—	—	(586,236)	—	(586,236)
Issuance of preferred stock		55,500	1,050,664	—	—	—	—	1,106,164
Change in other capital surplus		—	1,114	—	—	—	—	1,114
Change in other non-controlling interest		—	—	—	—	—	(128,946)	(128,946)

		55,500	1,051,778	—	—	(586,236)	(128,946)	392,096

Balance at September 30, 2011	(Won)	2,645,053	9,886,749	(390,853)	1,260,023	14,078,272	2,459,862	29,939,106

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from operating activities	42
Net income for the period		(Won)	2,721,791	2,231,552
Adjustments for:
Net interest expense (income)			(173,844)	109,315
Net fees and commission expense			114,162	95,564
Net insurance expense			1,704,186	1,376,723
Net trading expense (income)			388,944	(110,528)
Net foreign currency transaction loss (gain)			150,289	(198,951)
Net loss (gain) on financial assets designated at fair value through profit or loss			(503,498)	29,604
Gain on available-for-sale financial assets			(645,021)	(572,710)
Allowance expenses			673,508	1,097,932
Net impairment loss on financial assets			74,984	78,587
Noncash salaries expense			96,338	82,415
Depreciation and amortization			215,224	231,498
Other operating expense (income), net			(253,137)	247,018
Equity in income of associates			(32,850)	(8,240)
Income tax expense (benefit)			25,927	(27,086)

			1,835,212	2,431,141

Changes in assets and liabilities:
Trading assets			(1,219,640)	(803,542)
Financial instruments designated at fair value through profit or loss			1,421,755	241,071
Derivative assets			524,556	(256,306)
Loans			(10,328,776)	(7,882,331)
Other assets			(5,512,333)	(4,758,825)
Deposits			10,589,789	7,723,403
Liability for defined benefit obligations			(93,125)	(66,625)
Provision			(14,088)	(34,963)
Other liabilities			5,699,721	4,187,228

			1,067,859	(1,650,890)

Net cash provided by operating activities		(Won)	5,624,862	3,011,803

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (continued)

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011		2010
Cash flows from investing activities
Increase in investment deposits			(Won)(2,890,092)	(768,349)
Decrease (increase) from financial assets designated at fair value through profit or loss			40,782	(453,254)
Proceeds from available-for-sale financial assets			45,217,203	47,620,055
Acquisition of available-for-sale financial assets			(49,671,837)	(47,954,440)
Proceeds from held-to-maturity financial assets			4,540,697	1,890,873
Acquisition of held-to-maturity financial assets			(4,022,907)	(1,597,537)
Proceeds from property and equipment			111,450	239,922
Acquisition of property and equipment			(253,694)	(431,842)
Proceeds from intangible assets			7,674	2,492
Acquisition of intangible assets			(128,567)	(25,801)
Proceeds from investments in associates			18,492	12,234
Acquisition of investments in associates			(31,497)	(106,175)
Proceeds from investment property			2,353	57,089
Acquisition of investments property			(17)	—
Proceeds from assets held for sale			5,663	—
Increase (decrease) in other assets			(32,550)	164,404

Net cash used in investing activities			(7,086,847)	(1,350,329)

Cash flows from financing activities
Issuance of preferred stock			1,107,278	—
Proceeds from borrowings			24,433,871	30,946,002
Repayment of borrowings			(22,301,593)	(31,312,794)
Proceeds from issue of debt securities			10,138,077	13,991,747
Repayment of debt securities			(10,418,585)	(15,079,923)
Dividends paid			(585,520)	(419,950)
Increase in derivatives			71,678	69,777
Decrease in non-controlling interest			(128,945)	(129,596)

Net cash provided by (used in) financing activities			2,316,261	(1,934,737)

Effect of exchange rate fluctuations on cash and cash equivalents held			17,622	77,134

Increase (decrease) in cash and cash equivalents			871,898	(196,129)

Cash and cash equivalent at beginning of period			4,986,569	4,613,759

Cash and cash equivalent at end of period	42	(Won)	5,858,467	4,417,630

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2011

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC (formerly, Shinhan BNP Paribas Investment Trust Management Co., Ltd.). Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries except special purpose entities as of September 30, 2011 and December 31, 2010 are as follows:

				Ownership (%)
Investor	Investee	Country	Closing date	2011	2010
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	March 31	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	December 31	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity, Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	March 31	65.0	65.0
”	SHC Management Co., Ltd.	”	December 31	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	Korea	”	89.6	89.6
”	SBJ Bank	Japan	March 31	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	December 31	100.0	100.0
”	Shinhan National Pension Service Private Equity Fund 1st	Korea	”	26.7	26.7
”	Shinhan Private Equity Fund 2nd	”	”	26.1	26.1
”	Shinhan Corporate Restructuring Fund 7th	”	”	58.8	58.8
”	KoFC Shinhan Frontier Champ 2010-4 PEF	”	”	19.6	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

1.	Reporting entity (continued)

Investor	Investee	Country	Closing date	Ownership (%)
				2011	2010
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	100.0	100.0
”	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Shinhan Maritime Private Equity Fund	Korea	”	7.1	7.1
”	KoFC Shinhan Frontier Champ 2010-4 PEF	”	”	8.5	—
Shinhan Life Insurance Co., Ltd	Shinhan National Pension Service Private Equity Fund 1st	”	”	3.3	3.3
”	Shinhan Private Equity Fund 2nd	”	”	4.4	4.4
Shinhan Capital Co., Ltd.	Shinhan Corporate Restructuring Fund 7th	”	”	29.4	29.4
”	SHC 1st New Technology Fund	”	”	42.5	42.5
”	KoFC Shinhan Frontier Champ 2010-4 PEF	”	”	6.5	—
Jeju Bank	Shinhan National Pension Service Private Equity Fund 1st	”	”	1.7	1.7
”	Shinhan Corporate Restructuring Fund 7th	”	”	4.9	4.9
Shinhan Private Equity, Inc.	Shinhan National Pension Service Private Equity Fund 1st	”	”	5.0	5.0
”	Shinhan Private Equity Fund 2nd	”	”	2.2	2.2
Shinhan National Pension Service Private Equity Fund 1st	Symphony Energy Co., Ltd.	”	”	77.6	77.6
Shinhan Private Equity Fund 2nd	SHPE Holdings One Limited	”	”	100.0	100.0
”	SHPE Holdings Two Limited	”	”	100.0	100.0
SHPE Holdings Two	HKC&T Co., Ltd.	”	”	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	”	100.0	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations. These consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034 Interim Financial Reporting. The Group’s date of transition to K-IFRS in accordance with K-IFRS No. 1101 First-time adoption of K-IFRS, is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“previous K-GAAP”) to K-IFRS on the Group’s reported financial position, financial performance and cash flows is explained in note 45.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Group’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated interim financial statements.

(b)	Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	investment property is measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•

the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses

(c)	Functional and presentation currency

These consolidated interim financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are included below. The accounting policies applied for the consolidated interim financial statements may be changed by management if considered necessary in the course of preparing its first annual consolidated financial statements in accordance with the K-IFRS for the year ended December 31, 2011.

(a)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

ii)	Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE.

iii)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interests holders, even when the allocation reduces the non-controlling interest balance below zero.

iv)	Investments in associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated interim financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(b)	Segment reporting

An operating segment is a component of the Bank that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Bank’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available. The operating segment is strategically divided and separately operated as a marketing strategy and a product portfolio required for each segment differ.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities.

(c)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to won at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to won at exchange rates at the dates of the transactions.

The income and expenses of foreign operations in hyperinflationary economies are translated to won at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences are recognized in other comprehensive income. Since January 1, 2010, the Group’s date of transition to K-IFRS, such differences have been recognized in the translation reserve.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operation

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the parent entity’s functional currency (won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents. Bank overdrafts are deducted from cash and cash equivalents.

(e)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group’s right to receive payment is established.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a consolidated asset or liability.

vi)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position if the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(f)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If interest rate of loans and receivables is floating rate, a discount rate used to evaluate impairment loss is current effective interest rate defined in an agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data (e.g. impairment loss of collective assets and unemployment rate, asset price, commodity price, payment status and other variables representing the size of implement loss). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

iv)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(g)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are either recognized in profit or loss or, when the derivatives are designated in a hedging relationship and the hedge is determined to be an effective hedge, other comprehensive income.

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedges

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(h)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

The gain or loss on sale of the property and equipment is determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized within other operating income or expense.

(i)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Goodwill

Goodwill recorded on the acquisition of subsidiaries is included in intangible assets. The Group retroactively restated amounts related to business combinations that occurred after January 1, 2010, in accordance with K-IFRS. Goodwill related to business combinations that occurred before January 1, 2010 is included on the basis of its deemed cost, which represents the amount recognized under K-GAAP.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

Goodwill acquired after January 1, 2010 is recognized as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the Group’s interest in the fair value of the acquiree’s net identifiable assets acquired and liabilities assumed exceeds consideration, the difference is immediately recognized in the statement of income for the period.

Goodwill is measured at cost less accumulated impairment losses. The acquisition of additional non-controlling interest while retaining control is accounted for as a shareholder transaction and, as a result, no additional goodwill is recognized.

ii)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

iii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(j)	Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services or for administrative purposes. Investment property is measured at fair value with any change therein recognized in profit or loss.

When the use of a property changes such that it is reclassified as property, plant and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

(k)	Leased assets

i)	Classification of a lease

A finance lease is a lease that transfers substantially all of the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee; title to the asset may or may not transfer under such a lease. An operating lease is a lease other than a finance lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(l)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group’s consolidated accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with the Bank’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

(m)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3. Significant accounting policies (continued)

(o)	Equity instrument

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary.

ii)	Hybrid bond

The Group classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(p)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii)	Retirement benefits: defined contribution plans

The Group is under the national pension scheme, regulated by the Korean Government. The scheme is generally funded through payments made by the Group and its employees. The Group has no further payment obligations once the contributions have been paid, which are classified as a defined contribution plan. The contributions are recognized as an expense, unless included in the cost of an asset. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or cash refund.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in profit or loss when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(q)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

(r)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(s)	Financial guarantee contract

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

(t)	Insurance contracts

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission of the Korea, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent periods but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by each consolidated entity in order to ensure the adequacy of the contract liabilities net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iii)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

ix)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract period, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(u)	Financial income and expense

i)	Interest

Interest income and expense are recognised in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognised on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

iii)	Dividends

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

(v)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

(w)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(v)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate interim financial statements. Funds transferred between a group account and a trust account are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(w)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management framework

The Group has established the Group Risk Management Committee, the Group Risk Management Council and the Group Risk Management Team at the holding company level and the Risk Management Committees and the Risk Management Team of the relevant subsidiary at the subsidiary level.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

4.	Financial risk management (continued)

Group Risk Management Council consists of the Group’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the Group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for the Group as a whole and each of subsidiaries, (v) risk limits of the Group as a whole and each of the subsidiaries, (vi) operation of risk measuring systems for the Group as a whole and each of the subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to the subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President and head of the Risk Management Group. The Credit Policy Committee further consists of chief officers from eight business groups. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee which performs credit review evaluations and operates separately from the Credit Policy Committee. Both the Credit Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members for the respective committees, which must constitute at least two-thirds of the relevant committee members to satisfy the respective quorum.

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council. Shinhan Card’s Risk Management Council is comprised of the heads of Shinhan Card’s business units. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: Application Scoring System(ASS) and Behavior Scoring System(BSS).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2011 and December 31, 2010 was as follows:

	2011		2010
Due from banks and loans (*)	(Won)	205,044,851	190,780,534
Banks		12,751,327	7,919,092
Retail		75,560,011	71,847,761
Mortgage lending		39,846,010	35,787,146
Other		35,714,001	36,060,615
Government		8,231,502	6,405,296
Corporate		91,078,049	87,667,863
Large company		34,039,802	32,236,017
Small business		47,779,745	45,673,702
Special finance		8,566,281	9,159,916
Other		692,221	598,228
Card receivable		17,423,962	16,940,522
Trading assets		9,004,820	8,336,743
Debt securities		9,004,820	8,336,743
Financial assets designated at fair value through profit or loss		933,467	794,096
Debt and other securities		933,467	794,096
Available-for-sale financial assets		27,483,382	22,247,767
Debt securities		27,483,382	22,247,767
Held-to-maturity financial assets		12,039,222	12,528,902
Debt securities		12,039,222	12,528,902
Derivative assets		3,203,179	4,106,196
Other financial assets		12,176,251	6,781,054
Off balance		69,600,804	67,014,206
Financial guarantee contracts		2,982,981	3,526,654
Loan commitments and other liabilities for credit		66,617,823	63,487,552

	(Won)	339,485,976	312,589,498

(*)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Impaired due from banks and loans

Due from banks and loans as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Banks		Customers
			Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	12,797,830	74,970,910	8,232,874	90,042,355	17,027,745	203,071,714
Past due but not impaired		—	557,056	—	714,220	607,160	1,878,436
Impaired		—	337,053	—	2,000,000	465,806	2,802,859

		12,797,830	75,865,019	8,232,874	92,756,575	18,100,711	207,753,009
Less : allowance		(46,503)	(305,008)	(1,372)	(1,678,526)	(676,749)	(2,708,158)

	(Won)	12,751,327	75,560,011	8,231,502	91,078,049	17,423,962	205,044,851

	2010
	Banks		Customers
			Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	7,962,671	71,505,691	6,401,198	86,934,219	16,708,418	189,512,197
Past due but not impaired		—	417,229	35	520,450	440,115	1,377,829
Impaired		—	204,259	4,985	2,086,052	461,477	2,756,773

		7,962,671	72,127,179	6,406,218	89,540,721	17,610,010	193,646,799
Less : allowance		(43,579)	(279,418)	(922)	(1,872,858)	(669,488)	(2,866,265)

	(Won)	7,919,092	71,847,761	6,405,296	87,667,863	16,940,522	190,780,534

Credit quality of due from banks and loans that are neither past due nor impaired as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Banks		Customers
			Retail	Government	Corporate	Card	Total
Grade 1(*)	(Won)	12,667,700	72,179,313	8,232,874	52,859,633	15,423,713	161,363,233
Grade 2(*)		130,129	2,791,597	—	37,182,721	1,604,032	41,708,479

		12,797,829	74,970,910	8,232,874	90,042,354	17,027,745	203,071,712
Less : allowance		(46,502)	(143,406)	(1,372)	(808,746)	(333,378)	(1,333,404)

	(Won)	12,751,327	74,827,504	8,231,502	89,233,608	16,694,367	201,738,308

	2010
	Banks		Customers
			Retail	Government	Corporate	Card	Total
Grade 1(*)	(Won)	7,942,919	68,733,671	6,393,827	49,198,277	15,120,242	147,388,936
Grade 2(*)		19,752	2,772,020	7,371	37,735,942	1,588,176	42,123,261

		7,962,671	71,505,691	6,401,198	86,934,219	16,708,418	189,512,197
Less : allowance		(43,579)	(151,511)	(466)	(876,795)	(342,386)	(1,414,737)

	(Won)	7,919,092	71,354,180	6,400,732	86,057,424	16,366,032	188,097,460

(*)	Credit quality of due from banks and loans was classified based on the internal credit rating. Banks and government were classified as Grade 1 regardless of credit rating.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Aging analyses of due from banks and loans that are past due but not impaired as of September 30, 2011 and December 31, 2010 were as follows:

	2011
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Within 30 days	(Won)	—	453,148	—	594,173	502,676	1,549,997
30-60 days		—	62,596	—	69,561	64,512	196,669
60-90 days		—	40,966	—	45,763	39,972	126,701
More than 90 days		—	346	—	4,723	—	5,069

		—	557,056	—	714,220	607,160	1,878,436
Less : allowance		—	(20,135)	—	(62,674)	(84,588)	(167,397)

	(Won)	—	536,921	—	651,546	522,572	1,711,039

Mitigation of credit risk due to collateral	(Won)	—	364,975	—	319,788	61	684,824

	2010
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Within 30 days	(Won)	—	302,316	35	334,891	359,244	996,486
30-60 days		—	42,318	—	95,978	52,836	191,132
60-90 days		—	69,621	—	50,980	28,031	148,632
More than 90 days		—	2,974	—	38,601	4	41,579

		—	417,229	35	520,450	440,115	1,377,829
Less : allowance		—	(15,228)	—	(33,592)	(60,637)	(109,457)

	(Won)	—	402,001	35	486,858	379,478	1,268,372

Mitigation of credit risk due to collateral	(Won)	—	213,839	—	182,537	26	396,402

Mitigation of credit risk due to the collateral of impaired due from banks and loans as of September 30, 2011 and December 31, 2010 was as follows:

	2011
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	337,053	—	2,000,000	465,806	2,802,859
Less : allowance		—	(141,467)	—	(807,106)	(258,783)	(1,207,356)

		—	195,586	—	1,192,894	207,023	1,595,503

Mitigation of credit risk due to collateral	(Won)	—	89,686	—	764,418	6	854,110

	2010
			Customers
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	204,259	4,985	2,086,052	461,477	2,756,773
Less : allowance		—	(112,679)	(456)	(962,471)	(266,465)	(1,342,071)

		—	91,580	4,529	1,123,581	195,012	1,414,702

Mitigation of credit risk due to collateral	(Won)	—	61,787	—	847,784	9	909,580

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv) Credit rating

Credit rating of debt securities as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,613,322	257,579	16,883,620	9,413,402	29,167,923
AA- to AA+		2,462,169	137,550	5,911,366	1,872,236	10,383,321
A- to A+		2,830,452	260,553	2,666,230	473,413	6,230,648
Lower than A-		752,888	257,263	1,113,408	41,536	2,165,095
Unrated		345,989	20,522	908,758	238,635	1,513,904

	(Won)	9,004,820	933,467	27,483,382	12,039,222	49,460,891

	2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,450,261	189,485	13,050,959	9,303,161	24,993,866
AA- to AA+		3,525,921	131,109	5,360,211	2,545,576	11,562,817
A- to A+		1,512,844	262,299	1,909,649	483,219	4,168,011
Lower than A-		358,052	159,987	882,424	44,238	1,444,701
Unrated		489,665	51,216	1,044,524	152,708	1,738,113

	(Won)	8,336,743	794,096	22,247,767	12,528,902	43,907,508

Credit status of debt securities as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Neither past due nor impaired	(Won)	49,425,535	43,867,943
Past due but not impaired		5,898	—
Impaired		29,458	39,565

	(Won)	49,460,891	43,907,508

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

v) Concentration by geographic region

An analysis of concentration by geographic region for due from banks and loans, net of allowance, as of September 30, 2011 and December 31, 2010 is as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Korea	(Won)	8,624,784	75,130,935	8,140,859	84,990,663	17,412,586	194,299,827
USA		840,110	247,254	—	1,149,948	4,800	2,242,112
UK		424,109	1,050	—	41,681	96	466,936
Japan		30,214	22,883	7,268	1,203,049	1,727	1,265,141
Germany		483,380	2,431	—	89,407	68	575,286
Vietnam		173,701	743	9,411	296,379	23	480,257
China		993,583	8,727	4,573	1,157,502	1,427	2,165,812
Other		1,181,446	145,988	69,391	2,149,420	3,235	3,549,480

	(Won)	12,751,327	75,560,011	8,231,502	91,078,049	17,423,962	205,044,851

	2010
	Banks		Retail	Government	Corporate	Card	Total
Korea	(Won)	6,538,363	71,361,537	6,306,996	82,253,037	16,933,078	183,393,011
USA		158,427	215,398	—	1,245,819	2,873	1,622,517
UK		160,972	890	—	32,763	60	194,685
Japan		42,413	15,915	62,618	783,623	1,340	905,909
Germany		108,615	2,679	—	18,711	51	130,056
Vietnam		120,624	850	5,024	169,298	13	295,809
China		458,674	124,222	—	1,040,814	874	1,624,584
Other		331,004	126,270	30,658	2,123,798	2,233	2,613,963

	(Won)	7,919,092	71,847,761	6,405,296	87,667,863	16,940,522	190,780,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of September 30, 2011 and December 31, 2010 is as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Finance and insurance	(Won)	11,080,513	—	8,088,741	3,420,216	33,905	22,623,375
Manufacturing		9,385	—	—	33,051,154	132,053	33,192,592
Retail and wholesale		—	—	—	11,205,644	149,520	11,355,164
Real estate and service		785,635	—	—	15,322,273	25,794	16,133,702
Construction		899	—	—	4,646,433	37,201	4,684,533
Hotel and leisure		—	—	—	3,401,736	5,973	3,407,709
Other		874,895	1,449	142,761	20,030,593	704,311	21,754,009
Retail customers		—	75,558,562	—	—	16,335,205	91,893,767

	(Won)	12,751,327	75,560,011	8,231,502	91,078,049	17,423,962	205,044,851

	2010
	Banks		Retail	Government	Corporate	Card	Total
Finance and insurance	(Won)	5,923,506	—	6,094,699	4,420,650	55,979	16,494,834
Manufacturing		21,222	—	—	30,759,892	129,699	30,910,813
Retail and wholesale		—	—	—	10,702,127	110,053	10,812,180
Real estate and service		1,015,665	—	2,491	14,812,743	24,189	15,855,088
Construction		5,992	—	—	4,932,955	35,590	4,974,537
Hotel and leisure		—	—	202	3,122,369	5,330	3,127,901
Other		952,707	1,333	307,904	18,917,127	670,335	20,849,406
Retail customers		—	71,846,428	—	—	15,909,347	87,755,775

	(Won)	7,919,092	71,847,761	6,405,296	87,667,863	16,940,522	190,780,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

For Shinhan Bank’s market risk management, Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, Shinhan Bank’s Asset & Liability Management Committee assesses and controls market risks arising from trading and non-trading activities. The ALM Committee is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

An analysis of trading positions VaR for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 was as follows:

i-1) Shinhan Bank

	2011
	Average		Maximum	Minimum	At September 30
Interest rate	(Won)	24,698	37,239	19,646	23,807
Equities		13,674	24,581	6,433	15,843
Foreign exchange		37,965	54,243	10,370	37,221
Option volatility		355	850	70	555
Portfolio diversification		(38,943)	(68,755)	(6,202)	(38,964)

	(Won)	37,749	48,158	30,317	38,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	26,503	44,391	13,305	33,572
Equities		9,709	16,658	6,607	11,430
Foreign exchange		66,697	121,427	45,815	46,136
Option volatility		458	781	212	497
Portfolio diversification		(38,899)	(75,645)	(25,712)	(51,408)

	(Won)	64,468	107,612	40,227	40,227

i-2) Shinhan Card

	2011
	Average		Maximum	Minimum	At September 30
Interest rate	(Won)	817	1,551	500	500
Foreign exchange		24,929	29,983	23,127	29,983

	(Won)	25,746	31,534	23,627	30,483

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	1,454	2,701	750	1,000
Foreign exchange		26,052	30,456	23,542	24,097

	(Won)	27,506	33,157	24,292	25,097

i-3) Shinhan Investment

	2011
	Average		Maximum	Minimum	At September 30
Interest rate	(Won)	6,248	12,150	2,561	9,084
Equities		6,304	12,114	1,969	2,441
Foreign exchange		856	3,051	26	1,104
Option volatility		846	3,057	57	583
Portfolio diversification		(5,578)	(9,739)	(1,310)	(3,080)

	(Won)	8,676	20,633	3,303	10,132

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	7,362	17,648	2,714	4,362
Equities		5,538	11,226	2,463	2,685
Foreign exchange		1,782	9,256	10	759
Option volatility		1,371	3,854	4	759
Portfolio diversification		(5,990)	(11,512)	(2,178)	(3,308)

	(Won)	10,063	30,472	3,013	5,257

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

	2011
	Average		Maximum	Minimum	At September 30
Interest rate	(Won)	428	576	370	411
Equities		1,453	2,215	1,177	1,384
Foreign exchange		93	110	90	92

	(Won)	1,974	2,901	1,637	1,887

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	761	1,038	623	692
Equities		5,789	8,683	4,100	4,824
Foreign exchange		461	550	449	458

	(Won)	7,011	10,271	5,172	5,974

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

Non-trading positions for interest rate VaR and EaR for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

ii-1) Shinhan Bank

	2011		2010
VaR	(Won)	444,065	475,925
EaR		384,964	300,789

ii-2) Shinhan Card

	2011		2010
VaR	(Won)	322,087	260,783
EaR		45,591	54,079

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii-3) Shinhan Investment

	2011		2010
VaR	(Won)	26,929	9,727
EaR		58,376	12,218

ii-4) Shinhan Life Insurance

	2011		2010
VaR	(Won)	243,396	125,957
EaR		14,989	58,502

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

Foreign currency denominated assets and liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,658,562	767,865	183,571	445,925	1,011,356	4,067,279
Loans		14,457,703	4,944,325	1,279,840	1,402,458	931,811	23,016,137
Trading assets		24,799	—	—	—	—	24,799
Derivative assets		320,020	7,369	10,616	—	792	338,797
Available-for-sale financial assets		1,513,241	60,216	162	—	63,071	1,636,690
Held-to-maturity financial assets		4,118	341,299	—	—	48,386	393,803
Other financial assets		2,284,259	533,869	313,093	49,297	145,664	3,326,182

	(Won)	20,262,702	6,654,943	1,787,282	1,897,680	2,201,080	32,803,687

Liabilities
Deposits	(Won)	4,685,412	5,913,884	453,618	1,253,249	1,302,876	13,609,039
Derivative liabilities		212,509	1,090	217	—	4,397	218,213
Borrowings		7,800,344	437,494	1,128,859	61,309	396,431	9,824,437
Debt securities issued		5,873,208	—	—	—	414,257	6,287,465
Other financial liabilities		3,233,179	551,828	167,860	86,278	193,427	4,232,572

	(Won)	21,804,652	6,904,296	1,750,554	1,400,836	2,311,388	34,171,726

Net assets (liabilities)	(Won)	(1,541,950)	(249,353)	36,728	496,844	(110,308)	(1,368,039)
Off-balance derivative exposure		2,988,682	70,117	16,942	(10,602)	439,816	3,504,955

Net position	(Won)	1,446,732	(179,236)	53,670	486,242	329,508	2,136,916

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2010
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,184,308	608,041	120,488	382,686	638,974	2,934,497
Loans		11,408,253	4,638,485	1,053,247	1,418,446	1,308,845	19,827,276
Trading assets		8,152	—	—	—	10,278	18,430
Derivative assets		237,551	2,714	7,401	—	318	247,984
Financial assets designated at fair value through profit or loss		30,984	—	—	—	—	30,984
Available-for-sale financial assets		1,497,000	70,301	138	—	50,961	1,618,400
Held-to-maturity financial assets		3,054	240,225	9,108	—	27,277	279,664
Other financial assets		499,466	177,272	63,716	21,475	105,923	867,852

	(Won)	14,868,768	5,737,038	1,254,098	1,822,607	2,142,576	25,825,087

Liabilities
Deposits	(Won)	4,110,949	5,206,823	333,308	1,129,741	786,149	11,566,970
Derivative liabilities		253,459	1,673	3,122	—	283	258,537
Borrowings		5,890,691	1,012,762	1,000,633	103,168	128,174	8,135,428
Debt securities issued		5,069,944	223,533	151,057	—	390,324	5,834,858
Other financial liabilities		1,018,226	159,113	66,509	130,376	67,572	1,441,796

	(Won)	16,343,269	6,603,904	1,554,629	1,363,285	1,372,502	27,237,589

Net assets (liabilities)	(Won)	(1,474,501)	(866,866)	(300,531)	459,322	770,074	(1,412,502)
Off-balance derivative exposure		2,792,706	578,372	252,166	—	(426,428)	3,196,816

Net position	(Won)	1,318,205	(288,494)	(48,365)	459,322	343,646	1,784,314

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Contractual maturities for financial instruments and off balance as of September 30, 2011 and December 31, 2010 were as follows:

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

In addition to liquidity risk management under the normal market situations, the Group has contingency plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when the Group would not be able to effectively manage the situations with its normal liquidity management measures due to, among other reasons, inability to access its normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. The Group contingency plans corresponding to different stages of liquidity crisis, based on the liquidity indices: “liquidity risk limits”, “early warning indicators” and “monitoring indicators”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

•	assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and possibility of disposal of any liquid assets;

•	diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

•	prepare contingency plans to cope with liquidity crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2011
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	12,074,833	1,233,696	772,947	1,112,714	821,333	466,032	16,481,555
Loans		29,865,060	28,840,394	26,918,687	47,140,992	47,263,598	42,763,680	222,792,411
Trading assets		10,002,586	—	—	—	—	—	10,002,586
Financial assets designated at fair value through profit or loss		1,606,099	74,325	66,047	12,151	194,785	288,084	2,241,491
Available-for-sale financial assets		29,569,938	1,242,255	4,752	—	53,782	3,167,042	34,037,769
Held-to-maturity financial assets		199,199	345,455	866,383	1,003,657	8,380,262	3,937,314	14,732,270
Other financial assets		8,877,794	355,195	22,000	640,428	2,709,347	178,385	12,783,149

	(Won)	92,195,509	32,091,320	28,650,816	49,909,942	59,423,107	50,800,537	313,071,231

Liabilities
Deposits (*1)	(Won)	65,102,169	16,600,185	22,745,069	49,045,078	10,791,698	1,879,200	166,163,399
Trading liabilities		728,749	—	—	—	—	—	728,749
Borrowings		7,068,639	3,660,437	3,207,174	1,912,767	3,813,036	916,268	20,578,321
Debt securities issued		1,168,359	3,312,075	2,063,334	6,631,948	28,612,717	4,626,364	46,414,797
Financial liabilities designated at fair value through profit or loss		125,695	265,718	350,510	387,262	1,783,894	29,562	2,942,641
Other financial liabilities		19,083,192	59,259	8,020	150,476	378,822	173,290	19,853,059

	(Won)	93,276,803	23,897,674	28,374,107	58,127,531	45,380,167	7,624,684	256,680,966

Off balance (*2)
Financial guarantee contracts	(Won)	2,982,981	—	—	—	—	—	2,982,981
Loan commitments and others		66,617,823	—	—	—	—	—	66,617,823

	(Won)	69,600,804	—	—	—	—	—	69,600,804

Derivatives:
Cash inflow	(Won)	3,019,001	453,226	106,908	561,842	2,812,757	1,131,885	8,085,619
Cash outflow		2,954,391	118,924	93,589	519,369	2,400,605	580,339	6,667,217

	(Won)	64,610	334,302	13,319	42,473	412,152	551,546	1,418,402

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2010
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	9,927,526	672,963	549,457	594,714	138,143	318,142	12,200,945
Loans		26,919,195	29,397,162	29,913,106	42,192,049	45,119,654	33,889,495	207,430,661
Trading assets		9,258,593	—	—	—	—	—	9,258,593
Financial assets designated at fair value through profit or loss		1,554,169	16,343	24,029	93,032	624,090	—	2,311,663
Available-for-sale financial assets		25,799,280	13,585	61,231	86,839	73,407	3,419,406	29,453,748
Held-to-maturity financial assets		109,918	284,636	398,010	1,377,999	9,530,473	3,814,723	15,515,759
Other financial assets		3,797,422	334,218	114,788	30,909	2,503,676	196,511	6,977,524

	(Won)	77,366,103	30,718,907	31,060,621	44,375,542	57,989,443	41,638,277	283,148,893

Liabilities
Deposits (*1)	(Won)	68,525,153	12,310,867	12,418,002	51,827,185	7,976,493	1,136,231	154,193,931
Trading liabilities		624,358	—	—	—	—	—	624,358
Borrowings		7,625,230	2,367,187	2,745,515	2,068,842	2,574,262	1,340,700	18,721,736
Debt securities issued		916,770	2,725,635	2,914,810	8,147,548	27,255,896	3,856,545	45,817,204
Financial liabilities designated at fair value through profit or loss		48,867	120,234	82,310	317,592	1,354,591	29,924	1,953,518
Other financial liabilities		13,324,793	59,320	48,860	59,636	370,423	258,581	14,121,613

	(Won)	91,065,171	17,583,243	18,209,497	62,420,803	39,531,665	6,621,981	235,432,360

Off balance (*2)
Finance guarantee contracts	(Won)	3,526,654	—	—	—	—	—	3,526,654
Loan commitments and other		63,487,552	—	—	—	—	—	63,487,552

	(Won)	67,014,206	—	—	—	—	—	67,014,206

Derivatives:
Cash inflow	(Won)	3,781,644	2,795	2,137	730,390	1,534,750	785,986	6,837,702
Cash outflow		3,557,776	323,452	40,591	589,552	1,503,253	403,860	6,418,484

	(Won)	223,868	(320,657)	(38,454)	140,838	31,497	382,126	419,218

(*1)	Demand deposits are included in the ‘Less than 1 month’ time bucket.
(*2)	Financial guarantee such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party request for the payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement of fair value

i)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value is used as a substitute figure for the fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

The financial instruments measured at amortized cost as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks	(Won)	16,126,828	—	(35,760)	16,091,068	16,091,068
Loans		194,068,684	64,995	(2,672,398)	191,461,281	192,523,029
Held-to-maturity financial assets		12,039,222	—	—	12,039,222	12,425,374
Other		12,410,804	(103,929)	(130,624)	12,176,251	12,268,956

		234,645,538	(38,934)	(2,838,782)	231,767,822	233,308,427

Liabilities
Deposits		160,803,707	—	—	160,803,707	160,942,714
Borrowings		20,171,693	(3,758)	—	20,167,935	20,273,863
Debt securities issued		40,257,640	(62,805)	—	40,194,835	40,416,268
Other		19,907,634	(30,353)	—	19,877,281	19,873,291

	(Won)	241,140,674	(96,916)	—	241,043,758	241,506,136

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2010
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks	(Won)	11,989,382	—	(14,318)	11,975,064	11,975,064
Loans		184,248,716	(49,665)	(2,851,946)	181,347,105	183,220,253
Held-to-maturity financial assets		12,528,902	—	—	12,528,902	12,940,976
Other		7,028,010	(118,034)	(128,922)	6,781,054	6,892,452

		215,795,010	(167,699)	(2,995,186)	212,632,125	215,028,745

Liabilities
Deposits		149,615,281	—	—	149,615,281	150,168,433
Borrowings		18,089,441	(3,982)	—	18,085,459	18,225,933
Debt securities issued		40,334,773	(48,505)	—	40,286,268	40,537,353
Other		14,243,390	(29,424)	—	14,213,966	14,233,244

	(Won)	222,282,885	(81,911)	—	222,200,974	223,164,955

ii) Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The table below analyzes financial instruments measured at the fair value as of September 30, 2011 and December 31, 2010, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	(Won)	2,246,048	7,746,489	10,049	10,002,586
Financial assets designated at fair value through profit or loss		277,833	1,293,635	666,898	2,238,366
Derivative assets		4,498	2,917,187	281,494	3,203,179
Available-for-sale financial assets		10,238,382	21,437,138	2,359,929	34,035,449

	(Won)	12,766,761	33,394,449	3,318,370	49,479,580

Liabilities
Trading liabilities	(Won)	698,566	30,183	—	728,749
Derivative liabilities		7,923	2,422,437	635,444	3,065,804
Financial liabilities designated at fair value through profit or loss		—	—	2,942,640	2,942,640

	(Won)	706,489	2,452,620	3,578,084	6,737,193

	2010
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	(Won)	2,211,825	7,038,258	8,510	9,258,593
Financial assets designated at fair value through profit or loss		256,881	1,253,540	697,863	2,208,284
Derivative assets		17,119	3,640,529	448,548	4,106,196
Available-for-sale financial assets		10,094,704	16,965,578	2,391,626	29,451,908

	(Won)	12,580,529	28,897,905	3,546,547	45,024,981

Liabilities
Trading liabilities	(Won)	594,181	30,177	—	624,358
Derivative liabilities		25,405	3,243,964	265,804	3,535,173
Financial liabilities designated at fair value through profit or loss		—	340,173	1,613,346	1,953,519

	(Won)	619,586	3,614,314	1,879,150	6,113,050

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 are as follows:

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	(Won)	8,510	697,863	2,391,626	182,744	1,613,346	4,894,089
Total income		178	(69,574)	(119,164)	(465,424)	529,588	(124,396)
Profit or loss		178	(69,574)	5,853	(465,847)	529,588	198
Other comprehensive income		—	—	(125,017)	423	—	(124,594)
Purchases		40,000	67,921	263,570	14,797	—	386,288
Issuances		—	—	—	8,000	799,706	807,706
Settlements		(38,639)	(29,312)	(175,867)	(110,849)	—	(354,667)
Transfers into level 3		—	—	(236)	16,782	—	16,546

Ending balance	(Won)	10,049	666,898	2,359,929	(353,950)	2,942,640	5,625,566

	2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	(Won)	—	1,381,151	2,668,701	18,830	819,382	4,888,064
Total income		(72)	8,562	(213,930)	202,286	(92,500)	(95,654)
Profit or loss		(72)	8,562	42,717	202,005	(92,500)	160,712
Other comprehensive income		—	—	(256,647)	281	—	(256,366)
Purchases		8,582	—	130,022	5,292	—	143,896
Issuances		—	—	—	—	886,464	886,464
Settlements		—	(701,344)	(193,414)	(73,118)	—	(967,876)
Transfers into level 3		—	9,494	247	29,454	—	39,195

Ending balance	(Won)	8,510	697,863	2,391,626	182,744	1,613,346	4,894,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets. The capital adequacy ratio of the Group as of September 30, 2011 is 13.37%.

5.	Significant estimates and judgment

The preparation of consolidated interim financial statements requires the application of certain critical accounting and assumptions relative to the future. Management’s estimate of outcomes may differ from actual outcomes if managements’ estimates and assumptions, based on its best judgment at the reporting date, are different from the actual environment. The change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. Value-in-use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is conformed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

5.	Significant estimate and judgment (continued)

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method used various assumptions can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

(f)	Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a nine-month continuous decline in the market price for marketable equity instrument as “prolonged decline”

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of September 30, 2011 and December 31, 2010 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporate banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
	Treasury and international group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business
	Others	Administration of bank operations
Credit card		Credit card business
Securities		Securities trading, underwriting and brokerage services
Life insurance		Life insurance and related business
Others		Leasing, assets management and other businesses

(b)	The following table provides information about profit or loss for each operating segment for the nine-month periods ended September 30, 2011 and 2010.

	2011
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (expense)	(Won)	3,800,046	1,001,678	161,156	384,758	(44,503)	(7,089)	5,296,046
Net fees and commission Income (expense)		682,508	240,980	244,947	22,753	166,260	(20,022)	1,337,426
Net other income (expense)		(2,096,658)	(413,872)	(302,389)	(175,662)	1,033,786	(1,179,462)	(3,134,257)

Operating income (expense)		2,385,896	828,786	103,714	231,849	1,155,543	(1,206,573)	3,499,215

Equity method income		26,480	—	1,862	—	2,509	1,999	32,850
Income tax expense		(506,699)	(188,149)	(30,159)	(52,793)	(28,040)	(4,434)	(810,274)

Income for the period (*)	(Won)	1,905,356	640,637	75,417	179,056	1,131,480	(1,338,659)	2,593,287

(*)	Attributable to equity holders of the controlling company

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

	2010
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (expense)	(Won)	3,524,894	921,100	113,603	345,861	(84,553)	10,982	4,831,887
Net fees and commission Income (expense)		661,205	284,905	241,901	18,633	169,657	(47,985)	1,328,316
Net other income (expense)		(2,380,831)	(397,204)	(216,440)	(138,007)	666,625	(830,143)	(3,296,000)

Operating income (expense)		1,805,268	808,801	139,064	226,487	751,729	(867,146)	2,864,203

Equity method income (loss)		8,498	(227)	(778)	—	(646)	1,394	8,241
Income tax expense		(346,297)	(188,748)	(31,418)	(52,141)	(18,585)	(3,702)	(640,891)

Income for the period (*)	(Won)	1,466,769	619,826	106,839	174,151	733,817	(1,002,216)	2,099,186

(*)	Attributable to equity holders of the controlling company

(c)	The following table provides information about assets for each operating segment as of September 30, 2011 and December 31, 2010.

	2011
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	(Won)	4,793,368	100,027	4,279,005	271,549	562,292	(3,655)	10,002,586
Financial assets designated at fair value through profit or loss		—	—	1,950,282	—	288,084	—	2,238,366
Loans		164,937,508	19,523,662	860,047	2,783,894	4,673,883	(1,317,713)	191,461,281
Available-for-sale financial assets		27,772,328	492,129	1,393,946	4,188,084	335,183	(146,221)	34,035,449
Held-to-maturity financial assets		10,079,895	—	—	2,009,277	5,047	(54,997)	12,039,222

	(Won)	207,583,099	20,115,818	8,483,280	9,252,804	5,864,489	(1,522,586)	249,776,904

	2010
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	(Won)	3,855,763	200,046	4,628,695	345,983	261,142	(33,036)	9,258,593
Financial assets designated at fair value through profit or loss		30,984	—	1,858,351	—	318,949	—	2,208,284
Loans		155,976,656	18,910,797	859,214	2,613,237	4,516,335	(1,529,134)	181,347,105
Available-for-sale financial assets		25,076,131	381,216	220,255	3,589,477	331,597	(146,767)	29,451,909
Held-to-maturity financial assets		10,565,990	—	—	2,012,860	5,051	(54,999)	12,528,902

	(Won)	195,505,524	19,492,059	7,566,515	8,561,557	5,433,074	(1,763,936)	234,794,793

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(d)	The following table provides information by geographical area for the nine-month periods ended September 30, 2011 and 2010.

	Revenues from external consumers(*1)			Non-current assets(*2)
	2011		2010	2011	2010
Domestic	(Won)	3,401,364	2,820,472	7,236,959	7,206,196
Overseas		97,851	43,731	55,028	45,310

	(Won)	3,499,215	2,864,203	7,291,987	7,251,506

(*1)	Revenues from external consumers include operating income.
(*2)	Non-current assets as of September 30, 2011 and December 31, 2010 include property and equipment, intangible assets, investment properties.

7.	Cash and due from banks

(a)	Cash and due from banks as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Cash and cash equivalent assets:
Cash	(Won)	2,502,690	2,523,334
Cash equivalent		4,808	18,301

		2,507,498	2,541,635

Deposits in won:
Reserve deposits		4,522,788	3,659,332
Time deposits		2,943,983	1,137,398
Other		2,705,667	2,057,269

		10,172,438	6,853,999

Deposits in foreign currency:
Deposits		932,520	960,463
Time deposits		1,255,658	1,238,097
Other		891,332	241,731

		3,079,510	2,440,291

Gold deposits		367,382	153,457
Provisions		(35,760)	(14,318)

	(Won)	16,091,068	11,975,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

7.	Cash and due from banks (continued)

(b)	Restricted due from banks as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Deposits in won
Reserve deposits	(Won)	4,522,788	3,659,332
Other		1,008,724	261,047

		5,531,512	3,920,379

Deposits in foreign currency		550,360	717,956

	(Won)	6,081,872	4,638,335

8.	Trading assets

Trading assets as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Debt securities:
Government	(Won)	986,328	680,250
Financial institutions		2,567,845	3,219,525
Corporation		1,299,595	1,498,160
Bills bought		4,083,316	2,589,522
CMA		49,720	329,570
Others		18,016	19,716

		9,004,820	8,336,743

Equity securities:
Stocks		96,310	218,219
Beneficiary certificates		891,478	673,931
Others		9,978	29,700

		997,766	921,850

	(Won)	10,002,586	9,258,593

(*)	CMA: Cash management account deposits

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Debt securities	(Won)	554,652	446,167
Equity securities		1,304,899	1,414,188
Others		378,815	347,929

	(Won)	2,238,366	2,208,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Foreign exchange
Over the counter
Currency forwards	(Won)	38,135,068	43,943,575
Currency swaps		13,535,645	15,858,075
Currency options		1,870,430	1,674,698

		53,541,143	61,476,348

Exchange traded
Currency futures		281,484	—

		53,822,627	61,476,348

Interest rates
Over the counter
Interest rate swaps		109,596,891	165,593,231
Interest rate options		9,348,397	9,359,103

		118,945,288	174,952,334

Exchange traded
Interest rate futures		51,976	—

		118,997,264	174,952,334

Credit
Over the counter
Credit swaps		89,186	87,742
Equity
Over the counter
Equity swap and forwards		1,908,919	929,064
Equity options		8,432,953	15,170,328

		10,341,872	16,099,392

Exchange traded
Equity futures		8,441	7,261
Equity options		850,612	6,799,014

		859,053	6,806,275

		11,200,925	22,905,667

Commodity
Over the counter
Swaps and forwards		40,005	20,154
Equity options		141,157	124,533

		181,162	144,687

Exchange traded
Equity options		23,601	1,968

		204,763	146,655

Hedge
Currency forwards		5,609	6,694
Currency swaps		2,021,077	1,539,234
Interest rate swaps		9,307,598	9,967,369

		11,334,284	11,513,297

	(Won)	195,649,049	271,082,043

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Assets		Liabilities	Assets	Liabilities
Foreign currency
Over the counter
Currency forwards	(Won)	1,239,970	1,020,079	806,149	436,182
Currency swaps		603,028	631,989	722,591	887,874
Currency options		142,213	10,362	150,148	11,568

		1,985,211	1,662,430	1,678,888	1,335,624

Interest rates
Over the counter
Interest rate swaps		693,388	623,587	757,677	795,412
Interest rate options		36,452	40,882	43,766	44,799

		729,840	664,469	801,443	840,211

Credit
Over the counter
Credit swaps		—	1,976	350	397
Equity
Over the counter
Equity swap and forwards		93	482,071	36,036	2,164
Equity options		123,749	102,786	1,224,591	1,044,626

		123,842	584,857	1,260,627	1,046,790

Exchange traded
Equity options		2,572	6,153	17,118	170,166

		126,414	591,010	1,277,745	1,216,956

Commodity
Over the counter
Swaps and forwards		2,658	2,985	1,417	3,153
Equity options		5,985	1,454	4,124	1,837

		8,643	4,439	5,541	4,990

Exchange traded
Commodity futures		1,926	1,770	—	224

		10,569	6,209	5,541	5,214

Hedge
Currency forwards		—	641	131	121
Currency swaps		81,140	11,768	121,224	30,973
Interest rate swaps		270,005	127,301	220,874	105,678

		351,145	139,710	342,229	136,772

	(Won)	3,203,179	3,065,804	4,106,196	3,535,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Gain		Loss	Gain	Loss
Foreign currency
Over the counter
Currency forwards	(Won)	1,137,494	971,773	638,937	763,299
Currency swaps		213,284	307,051	343,843	261,739
Currency options		33,447	6,143	4,712	27,940

		1,384,225	1,284,967	987,492	1,052,978

Exchange traded
Currency futures		136	16	—	15,287

		1,384,361	1,284,983	987,492	1,068,265

Interest rates
Over the counter
Interest rate swaps		380,896	357,099	848,078	773,553
Interest rate options		18,258	21,364	31,296	37,972

		399,154	378,463	879,374	811,525

Exchange traded
Interest rate futures		946	—	1,671	—

		400,100	378,463	881,045	811,525

Credit
Over the counter
Credit swaps		130	783	153	678
Equity
Over the counter
Equity swap and forwards		2,250	476,835	59,934	9,907
Equity options		189,639	277,846	462,431	466,329

		191,889	754,681	522,365	476,236

Exchange traded
Equity futures		7,698	6,179	1,608	4,323
Equity options		62,447	113	5,488	2,989

		70,145	6,292	7,096	7,312

		262,034	760,973	529,461	483,548

Commodity
Over the counter
Swaps and forwards		2,443	2,990	9,247	4,350
Commodity options		—	4,460	2,429	2,520

		2,443	7,450	11,676	6,870

Exchange traded
Commodity futures		2,005	1,679	9	13

		4,448	9,129	11,685	6,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2011			2010
	Gain		Loss	Gain	Loss
Hedge
Currency forwards		—	641	—	27,410
Currency swaps		161,908	—	16,083	173,339
Interest rate swaps		130,466	96,183	390,669	67,125

		292,374	96,824	406,752	267,874

	(Won)	2,343,447	2,531,155	2,816,588	2,638,773

(d)	Gain or loss on fair value hedges for the nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011		2010
Hedged item	(Won)	(44,089)	(210,383)
Hedging instruments		22,072	208,054

	(Won)	(22,017)	(2,329)

11.	Loans

(a)	Loans as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Household loans	(Won)	68,197,837	64,974,079
Corporate loans		100,420,874	97,389,989
Public and other		3,839,909	2,771,304
Loans to banks		3,458,193	1,466,726
Card receivables		18,151,871	17,646,617

		194,068,684	184,248,715

Present value discount account		(47,115)	(52,392)
Deferred loan origination costs and fees		112,110	2,728

		194,133,679	184,199,051

Allowance for impairment		(2,672,398)	(2,851,946)

	(Won)	191,461,281	181,347,105

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

11.	Loans (continued)

(b)	Changes in the allowance for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011				2010
	Loans		Other (*2)	Total	Loans	Other (*2)	Total
Beginning balance	(Won)	2,851,946	143,240	2,995,186	3,114,083	215,092	3,329,175
Provision for allowance (reversal of allowance)		636,971	36,537	673,508	1,277,293	(6,966)	1,270,327
Write-offs		(970,105)	(14,337)	(984,442)	(1,268,676)	(19,161)	(1,287,837)
Effect of discounting		(50,994)	—	(50,994)	(58,157)	—	(58,157)
Allowance related to loans transferred		(74,843)	—	(74,843)	(631,542)	(18,303)	(649,845)
Recoveries		270,665	792	271,457	464,861	433	465,294
Others (*1)		8,758	152	8,910	(45,916)	(27,855)	(73,771)

Ending balance	(Won)	2,672,398	166,384	2,838,782	2,851,946	143,240	2,995,186

(*1)	Debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Includes allowance for amounts due from banks and other assets.

(c)	Changes in deferred loan origination costs for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	(Won)	2,728	(94,851)
Changes due to new loan originations		58,397	(42,437)
Amortization		50,985	140,016

Ending balance	(Won)	112,110	2,728

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Available-for-sale financial assets
Debt securities (*1)
Government bonds	(Won)	4,643,778	6,113,548
Financial institutions bonds		13,114,692	8,996,378
Corporate bonds and others		9,724,912	7,137,841

		27,483,382	22,247,767

Equity securities (*2)
Stock		4,073,231	4,500,876
Equity investments		531,656	459,888
Beneficiary certificates		1,864,312	2,161,484
Others		82,868	81,894

		6,552,067	7,204,142

		34,035,449	29,451,909

Held-to-maturity financial assets
Debt securities
Government bonds		5,983,677	6,217,725
Financial institutions bonds		2,123,629	2,327,290
Corporate bonds and others		3,931,916	3,983,887

		12,039,222	12,528,902

	(Won)	46,074,671	41,980,811

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost amounting (Won)299,641 million as of September 30, 2011.

(b)	Gain (loss) on sale of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Gain on sale of available-for-sale financial assets	(Won)	88,072	660,366	244,754	584,113
Loss on sale of available-for-sale financial assets		(3,834)	(15,345)	(8,246)	(11,403)

	(Won)	84,238	645,021	236,508	572,710

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

13.	Property and equipment

Property and equipment as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,384,430	—	1,384,430
Buildings		802,588	(53,806)	748,782
Other		1,926,072	(1,572,490)	353,582

	(Won)	4,113,090	(1,626,296)	2,486,794

	2010
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,781,408	—	1,781,408
Buildings		882,814	(31,421)	851,393
Other		1,861,442	(1,517,959)	343,483

	(Won)	4,525,664	(1,549,380)	2,976,284

(*)	Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

14.	Intangible assets

Intangible assets as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Goodwill	(Won)	3,810,684	3,810,684
Software		90,125	77,331
Development cost		69,966	68,862
Other		85,497	32,389

	(Won)	4,056,272	3,989,266

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

15.	Investments in associates

Investments in associates as of September 30, 2011 and December 31, 2010 were as follows:

	2011
Investees	Ownership (%)	Beginning balance		Equity method income (loss)	Accumulated other comprehensive income	Others	Ending balance
Cardif Life Insurance (*1)	15.00	(Won)	13,826	1,105	(469)	9,750	24,212
Aju Capital Co., Ltd. (*1)	12.93		34,904	1,998	(650)	(4,573)	31,679
Macquarie Shinhan Infrastructure Management	50.00		4,282	3,187	561	(4,714)	3,316
Shinhan Vina Bank	50.00		57,833	5,930	2,519	—	66,282
Shinhan Corporate Restructuring Fund 5th	50.00		1,212	(834)	290	—	668
Shinhan Corporate Restructuring Fund 8th	25.82		25,407	1,189	—	(352)	26,244
DCC Corporate Restructuring Fund 1st	24.14		2,023	31	—	(1,207)	847
KTB Corporate Restructuring Fund 18th	47.17		10	—	—	—	10
PT Clemont Finance Indonesia	30.00		6,286	777	(363)	—	6,700
Haejin Shipping Co. Ltd.	24.00		996	167	(53)	—	1,110
APC Fund	25.20		19,998	2,289	1,039	7,233	30,559
Westend Corporate Restructuring Fund	—		8,210	220	—	(8,430)	—
TSYoon 2nd Corporate Restructuring Fund	23.26		4,153	43	32	(255)	3,973
SHC-IMM New Growth Fund	64.52		2,731	(159)	—	4,300	6,872
SHC-AJU 1st Investment Fund (*2)	19.23		2,626	469	37	—	3,132
Now IB Fund 6th	25.00		2,669	115	(159)	(1,175)	1,450
QCP New Technology Fund 20th	47.17		1,164	(454)	—	—	710
UAMCO., Ltd. (*3)	17.50		86,480	15,811	—	—	102,291
Mirae asset 3rd Investment Fund	50.00		4,512	1,704	—	—	6,216
Now IB Fund 8th	38.46		1,036	80	—	—	1,116
SHC-AJU 2nd Investment Fund	—		1,984	132	—	(2,116)	—
Aju-Shinhan 1st Investment Fund	60.00		3,162	(268)	—	—	2,894
Aju-Shinhan 2nd Investment Fund	33.33		—	14	—	1,930	1,944
Aju 3rd Investment Fund	60.00		—	(416)	—	3,000	2,584
Stonebridge New growth Investment Fund	23.33		701	(96)	—	—	605
Aju M&A1st Investment Fund	40.00		3,994	(29)	—	—	3,965
Medici 2nd Investment Fund	54.67		—	(6)	—	3,280	3,274
Petra Private Equity Fund	23.81		9,613	(149)	—	—	9,464

		(Won)	299,812	32,850	2,784	6,671	342,117

(*1)	The Group used the equity method of accounting as the Group has significant influence in the financial and operating policy decisions.
(*2)	As a managing partner, the Group has significant management control over the investee.
(*3)	In accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank and its subsidiaries are considered being able to exercise significant influence.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

15.	Investments in associates (continued)

	2010
Investees	Ownership (%)	Beginning balance		Equity method income (loss)	Accumulated other comprehensive income	Others	Ending balance
Cardif Life Insurance (*1)	15.00	(Won)	4,400	321	3,105	6,000	13,826
Aju Capital Co., Ltd. (*1)	12.93		86,876	745	27,216	(79,933)	34,904
Macquarie Shinhan Infrastructure Management	50.00		4,406	5,624	—	(5,748)	4,282
Shinhan Vina Bank	50.00		53,184	5,956	(1,307)	—	57,833
Shinhan KT Mobile Card	50.00		248	(248)	—	—	—
Shinhan Corporate Restructuring Fund 5th	45.00		5,364	(3,325)	(453)	(374)	1,212
Shinhan Corporate Restructuring Fund 8th	25.82		24,193	1,214	—	—	25,407
DCC Corporate Restructuring Fund 1st	24.14		1,549	1,032	166	(724)	2,023
KTB Corporate Restructuring Fund 18th	47.17		407	(221)	—	(176)	10
High Technology Investment, Ltd.	—		142	(5)	(81)	(56)	—
HTIC Corporate Restructuring Fund 2nd	20.00		3,891	1,318	—	(5,209)	—
PT Clemont Finance Indonesia	30.00		4,906	1,208	172	—	6,286
Haejin Shipping Co. Ltd.	24.00		876	95	25	—	996
APC Fund	25.20		14,396	(1,124)	(366)	7,092	19,998
Westend Corporate Restructuring Fund	27.59		7,942	820	—	(552)	8,210
TSYoon 2nd Corporate Restructuring Fund	23.26		5,001	85	(262)	(671)	4,153
SHC-IMM New Growth Fund	64.52		2,954	(223)	—	—	2,731
SHC-AJU 1st Investment Fund (*2)	19.23		2,499	127	—	—	2,626
Now IB Fund 6th	25.00		—	169	—	2,500	2,669
QCP New Technology Fund 20th	47.17		—	(1,336)	—	2,500	1,164
UAMCO., Ltd. (*3)	17.50		11,992	1,688	—	72,800	86,480
Miraeasset 3rd Investment Fund	50.00		—	(48)	—	4,560	4,512
Now IB Fund 8th	38.46		—	36	—	1,000	1,036
SHC-AJU 2nd Investment Fund	25.00		—	(16)	—	2,000	1,984
Aju-Shinhan 1st Investment Fund	60.00		—	162	—	3,000	3,162
Stonebridge New growth Investment Fund	23.33		—	1	—	700	701
Aju M&A1st Investment Fund	40.00		—	(6)	—	4,000	3,994
Petra Private Equity Fund	23.81		9,998	(28)	—	(357)	9,613
CKD Starbio Venture Fund	—		1,000	1,301	—	(2,301)	—

		(Won)	246,224	15,322	28,215	10,051	299,812

(*1)	The Group used the equity method of accounting as the Group has significant influence in the financial and operating policy decisions.
(*2)	As a managing partner, the Group has significant management control over the investee.
(*3)	In accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank and its subsidiaries are considered being able to exercise significant influence.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

16.	Investment properties

(a)	Investment properties as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Acquisition cost	(Won)	764,484	294,827
Accumulated depreciation		(15,563)	(8,871)

Book value	(Won)	748,921	285,956

(*)	Investment properties were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties

(b)	Income and expenses on investment property for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Rental Income	(Won)	7,496	20,525	2,034	15,799
Direct operating expenses for investment properties that generated rental income	(Won)	2,060	6,189	3,982	5,978

17.	Other assets

Other	assets as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Accounts receivable	(Won)	8,030,897	3,026,007
Domestic exchange settlement debit		1,279,655	1,242,426
Guarantee deposits		1,402,669	1,377,332
Accrued income		1,456,543	1,295,290
Prepaid expense		223,513	167,926
Suspense payments		262,428	114,671
Sundry assets		84,958	73,621
Prepaid income tax payments		10,352	10,656
Separate account assets		1,641,665	1,734,239
Advance payments		229,522	282,160
Unamortized deferred acquisition cost		1,047,012	891,318
Other		98,172	74,759
Present value discount account		(103,929)	(118,035)
Allowances for impairment		(130,624)	(128,922)

	(Won)	15,532,833	10,043,448

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

18.	Pledged assets

(a)	Assets pledged as collateral as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Loans	(Won)	138,125	137,400
Securities
Trading assets		4,315,111	4,021,168
Financial assets designated at fair value through profit or loss		346,580	240,428
Available-for-sale financial assets		1,590,082	1,579,223
Held-to-maturity financial assets		5,729,675	4,761,563

		11,981,448	10,602,382

Deposits		720	2,743
Real estate		136,599	245,309

	(Won)	12,256,892	10,987,834

(*)	The carrying amounts of asset pledged as collateral for transferred assets that the transferees have the right to sell or repledge as of September 30, 2011 and December 31, 2010 were (Won)4,655,926 million and (Won)5,433,271 million, respectively.

(b)	The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default as of September 30, 2011 and December 31, 2010 was as follows:

	2011			2010
	Collateral held		Collateral sold or repledged	Collateral held	Collateral sold or repledged
Cash and due from banks	(Won)	438	—	3,000	—
Securities		1,015,432	—	1,227,915	—

	(Won)	1,015,870	—	1,230,915	—

19.	Deposits

Deposits as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Demand deposits	(Won)	49,225,973	47,798,801
Time deposits		100,768,041	91,002,506
Negotiable certificates of deposits		3,301,570	3,461,483
Note discount deposits		4,301,943	4,494,294
CMA		1,838,397	1,628,543
Gold deposits		426,199	198,619
Others		941,585	1,031,035

	(Won)	160,803,708	149,615,281

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

20.	Trading liabilities

Trading liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities sold	3.00~5.50	(Won)	728,749	3.28~5.50	(Won)	624,358

21.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Borrowings	(Won)	2,942,640	1,953,519

22.	Borrowings

Borrowings as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	(Won)	999,119	1.25%	(Won)	777,407
Others	0.00~6.86%		5,086,374	0.00~9.32%		4,909,411

			6,085,493			5,686,818

Borrowings in foreign currency
Overdraft due to banks	0.85~2.69%		917,947	0.00~5.77%		1,191,963
Borrowings from banks	0.53~5.34%		3,760,324	0.57~5.97%		2,970,828
Others	0.35~5.90%		3,912,797	1.08~5.90%		2,978,157

			8,591,068			7,140,948

Call money	0.20~8.25%		1,362,231	0.15~2.80%		1,333,618
Bill sold	1.70~4.72%		93,704	1.70~4.40%		49,140
Bonds sold under repurchase agreements	1.00~4.50%		3,798,775	0.10~8.84%		3,660,326
Due to Bank of Korea in foreign currency	0.10%		240,422	0.10%		218,591
Present value discounts			(3,758)			(3,982)

		(Won)	20,167,935		(Won)	18,085,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

23.	Debt securities issued

Debt securities issued as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	3.09~10.00%	(Won)	30,323,386	2.34~10.00%	(Won)	30,904,239
Subordinated debt securities issued	4.69~8.00%		3,575,388	4.56~10.00%		3,485,824
Loss on fair value hedges			71,401			109,854
Discount on debt securities issued			(38,122)			(35,910)
Premium on debt securities issued			—			88

			33,932,053			34,464,095

Debt securities issued in foreign currency
Debt securities issued	1.05~8.13%		6,173,771	0.71~8.13%		5,451,143
Subordinated debt securities issued			—	5.13~5.75%		341,670
Loss on fair value hedges			113,694			42,044
Discount on debt securities issued			(24,683)			(12,684)

			6,262,782			5,822,173

		(Won)	40,194,835		(Won)	40,286,268

24.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	(Won)	702,306	618,911
Fair value of plan assets		(527,454)	(448,859)

Recognized liabilities for defined benefit obligation	(Won)	174,852	170,052

(b)	Changes in the present value of defined benefit obligation for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	(Won)	618,911	461,113
Current service cost		74,052	86,463
Interest expense		28,309	32,139
Actuarial losses (gains)		(39)	56,794
Benefit paid by the plan		(21,939)	(17,290)
Others		3,012	(308)

Ending balance	(Won)	702,306	618,911

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

24.	Employee benefits (continued)

(c)	Changes in the present value of plan assets for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Beginning balance	(Won)	(448,859)	(314,747)
Expected return on plan assets		(13,833)	(16,339)
Actuarial losses(gains)		(46)	90
Contributions paid into the plan		(80,659)	(127,942)
Benefit paid by the plan		15,943	10,079

Ending balance	(Won)	(527,454)	(448,859)

(d)	Expense recognized in profit or loss for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Current service costs	(Won)	24,440	74,052	20,749	62,158
Interest expense		9,501	28,309	8,000	23,926
Expected return on plan assets		(4,632)	(13,833)	(2,757)	(8,567)
Actuarial gains (losses)		7	(85)	(1,057)	(3,365)

	(Won)	29,316	88,443	24,935	74,152

The Group recognizes all profit or loss arising from defined benefit plans in general and administrative expenses.

(e)	Historical information of defined benefit plan assets and liabilities as of September 30, 2011 and December 31, 2010 was as follows:

	2011		2010
Present value of defined benefit obligation	(Won)	702,306	618,911
Fair value of plan assets		(527,454)	(448,859)
Deficit in the plan		174,852	170,052
Experience adjustments arising on plan liabilities		—	56,794
Experience adjustments arising on plan assets	(Won)	—	90

(f)	Actuarial assumptions as of September 30, 2011 and December 31, 2010 were as follows:

		Assumptions	Descriptions
Discount rate		5.81~6.29%	AA Corporate bond yields
Expected return on plan assets		3.6~4.24%	Weighted average yield for the past
Future salary increasing rate		2.0~4.06% + Upgrade rate	Average for 5 years
Retirement rate	Permanent	1.018% ~ 100.000%	Average for 3 years
	Temporary	6.440% ~ 100.000%
Mortality rate	Male	0.023% ~ 0.130%	Mortality tables published by KIDI
	Female	0.010% ~ 0.068%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

25.	Provisions

(a)	Provisions as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Asset retirement obligation	(Won)	35,479	33,693
Expected loss related to litigation		187,718	101,132
Unused credit commitments		441,118	462,478
Bonus card points program		23,998	25,203
Financial guarantee contracts issued		99,916	170,982
Others		59,184	65,869

	(Won)	847,413	859,357

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(b)	Allowance for acceptances and guarantees as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantee outstanding	(Won)	10,144,254	8,792,374
Contingent guarantees		7,464,916	7,114,239
SPC loan commitments and ABCP purchase commitments		1,883,285	5,353,977
Endorsed bill		5,017	12,119

Total	(Won)	19,497,472	21,272,709

Allowance for acceptances and guarantees	(Won)	99,916	170,982
Ratio(%)		0.512%	0.804%

(*)	SPC: Special purpose company
ABCP:	Asset backed commercial paper

26.	Liability under insurance contracts

(a)	Insurance liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Policy reserve	(Won)	10,378,762	8,978,760
Policy holder’s equity adjustment		3,883	7,620

	(Won)	10,382,645	8,986,380

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

26.	Liability under insurance contracts (continued)

(b)	Insurance contract and policy reserve including discretionary participation feature as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Insurance policy reserve
Interest rate linked	(Won)	5,691,912	4,608,499
Fixed interest rate		4,387,966	4,121,284

		10,079,878	8,729,783

Investment contract including discretionary participation feature
Interest rate linked		298,884	248,977

	(Won)	10,378,762	8,978,760

(c)	Policy reserves including discretionary investment benefit as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Personal insurance
	Survival		Dead	Mixed	Subtotal
Premium reserve	(Won)	2,345,126	4,912,008	2,464,134	9,721,268
Guarantee reserve		15,863	2,462	179	18,504
Unearned premium reserve		9	728	—	737
Reserve for outstanding claims		40,862	416,156	56,425	513,443
Interest rate difference guarantee reserve		2,685	281	22	2,988
Mortality gains reserve		8,440	8,950	455	17,845
Interest gains reserve		5,013	392	31	5,436
Long term duration dividend reserve		79	18	2	99
Reserve for policyholder’s profit dividend		5,883	—	—	5,883

	(Won)	2,423,960	5,340,995	2,521,248	10,286,203

	Group insurance				Total
	Guaranteed		Savings	Subtotal
Premium reserve	(Won)	53,566	461	54,027	9,775,295
Guarantee reserve		—	—	—	18,504
Unearned premium reserve		1,757	—	1,757	2,494
Reserve for outstanding claims		36,770	—	36,770	550,213
Interest rate difference guarantee reserve		—	—	—	2,988
Mortality gains reserve		5	—	5	17,850
Interest gains reserve		—	—	—	5,436
Long term duration dividend reserve		—	—	—	99
Reserve for policyholder’s profit dividend		—	—	—	5,883

	(Won)	92,098	461	92,559	10,378,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

26.	Liability under insurance contracts (continued)

	2010
	Personal insurance
	Survival		Dead	Mixed	Subtotal
Premium reserve	(Won)	2,120,412	4,487,431	1,780,827	8,388,670
Guarantee reserve		12,217	10	561	12,788
Unearned premium reserve		13	772	1	786
Reserve for outstanding claims		34,993	375,553	39,347	449,893
Interest rate difference guarantee reserve		2,760	294	23	3,077
Mortality gains reserve		8,717	9,463	500	18,680
Interest gains reserve		2,010	405	33	2,448
Long term duration dividend reserve		81	18	2	101
Reserve for policyholder’s profit dividend		6,355	—	—	6,355

	(Won)	2,187,558	4,873,946	1,821,294	8,882,798

	Group insurance				Total
	Guaranteed		Savings	Subtotal
Premium reserve	(Won)	57,409	451	57,860	8,446,530
Guarantee reserve		—	—	—	12,788
Unearned premium reserve		439	—	439	1,225
Reserve for outstanding claims		37,658	—	37,658	487,551
Interest rate difference guarantee reserve		—	—	—	3,077
Mortality gains reserve		5	—	5	18,685
Interest gains reserve		—	—	—	2,448
Long term duration dividend reserve		—	—	—	101
Reserve for policyholder’s profit dividend		—	—	—	6,355

	(Won)	95,511	451	95,962	8,978,760

(d)	Reinsurance credit risk as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Reinsurance assets		Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AA- to AA+	(Won)	295	209	199	1,119
A- to A+		1,094	1,438	1,142	24,054

	(Won)	1,389	1,647	1,341	25,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

26.	Liability under insurance contracts (continued)

(e)	Income or expenses on insurance for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Insurance income
Premium income	(Won)	818,711	2,618,742	707,760	2,219,886
Reinsurance income		1,647	6,142	23,675	73,035
Separate account income		9,285	18,410	9,048	35,736

		829,643	2,643,294	740,483	2,328,657

Insurance expenses
Claims paid		319,445	981,310	297,328	871,064
Reinsurance premium expenses		1,478	5,268	23,803	73,015
Provision for policy reserves		416,980	1,399,955	330,496	1,090,714
Separate account expenses		9,285	18,410	9,048	35,736
Discount charge		81	239	72	281
Acquisition costs		159,470	484,287	124,851	361,446
Collection expenses		3,103	9,195	2,887	8,474
Deferred acquisition costs(-)		(153,426)	(459,926)	(120,241)	(347,412)
Amortization of deferred acquisition costs		107,911	304,231	96,061	286,009

		864,327	2,742,969	764,305	2,379,327

Net loss on insurance	(Won)	(34,684)	(99,675)	(23,822)	(50,670)

27.	Other liabilities

Other liabilities as of September 30, 2011 and December 31, 2010 were as followings:

	2011		2010
Accounts payable	(Won)	8,949,518	3,662,701
Accrued expenses		3,154,540	3,143,429
Income tax payable		443,507	251,274
Dividend payable		11,379	23,721
Advance receipts		92,785	125,109
Unearned income		309,792	291,964
Withholding value-added tax and other taxes		244,117	356,341
Securities deposit received		734,335	722,470
Foreign exchange remittances pending		238,174	170,762
Domestic exchange remittances pending		2,249,174	2,438,815
Borrowing from trust account		1,568,645	1,841,227
Due to agencies		473,483	434,044
Deposits for subscription		14,321	14,961
Other		4,556,813	3,615,440
Present value discount account		(30,353)	(29,424)

	(Won)	23,010,230	17,062,834

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

28.	Equity

(a)	Equity as of September 30, 2011 and December 31, 2010 was as follows:

	2011		2010
Capital stock:	(Won)
Common stock		2,370,998	2,370,998
Preferred stock		274,055	218,555

		2,645,053	2,589,553

Capital surplus:
Share premium		9,494,769	8,444,105
Others		391,980	390,866

		9,886,749	8,834,971

Capital adjustments		(390,853)	(390,853)
Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		1,260,740	1,668,944
Share of other comprehensive loss of associates, net		1,266	(1,312)
Foreign currency translation differences for foreign operations		51,283	(17,927)
Net loss from cash flow hedges		(53,758)	(21,931)
Other comprehensive income of separate account		492	1,721

		1,260,023	1,629,495

Retained earnings:
Legal reserve		1,390,625	1,152,507
Retained earnings		12,687,647	10,918,714

		14,078,272	12,071,221

Non-controlling interest		2,459,862	2,460,838

	(Won)	29,939,106	27,195,225

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

28.	Equity (continued)

(b)	Capital stock

Preferred stock issued by the Group as of September 30, 2011 was as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 10 (*2)	28,990,000	7.00%	January 25, 2012 - January 25, 2027
Convertible redeemable preferred stock:
Series 11 (*3)	14,721,000	3.25%	January 25, 2012 - January 25, 2027
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

	54,811,000

(*1)	Based on initial issuance price

(*2)	The Group maintains the right to redeem Series 10 and Series 12 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(*3)	Details with respect to the conversion right of the Group are as follows:

Conversion period : January 26, 2008 - January 25, 2012

Conversion ratio : One common stock per one preferred stock

Conversion price in won : (Won)57,806

The following redeemable preferred stocks classified as financial liabilities were redeemed as of September 30, 2011. As a result, the amount of capital stock in accordance with the Commercial Law differs from the total par value of the outstanding capital stock.

Redemption year	Redeemable preferred stock	Number of shares redeemed	Par value
2010	Series 5	9,316,793	(Won)	46,584
	Series 8	66,666		333
2009	Series 4	9,316,792		46,584
2008	Series 3	9,316,792		46,584
	Series 7	2,433,334		12,167
2007	Series 2	9,316,792		46,584
2006	Series 1	9,316,792		46,584
	Series 6	3,500,000		17,500

		52,583,961	(Won)	262,920

Preferred stock			(Won)	274,055

Commercial Law capital			(Won)	536,975

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

28.	Equity (continued)

(c)	Accumulated other comprehensive income as of September 30, 2011 and December 31, 2010 was as follows:

	2011		2010
Net change in fair value of available-for-sale financial assets	(Won)	1,260,740	1,668,944
Share of other comprehensive loss of associates, net		1,266	(1,312)
Foreign currency translation differences for foreign operations		51,283	(17,927)
Net loss from cash flow hedges		(53,758)	(21,931)
Other comprehensive income of separate account		492	1,721

	(Won)	1,260,023	1,629,495

(d)	Reclassification adjustments of the other comprehensive income for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Foreign currency translation differences for foreign operations	(Won)	129,309	68,266	(35,807)	(11,082)
Net change in fair value of available-for-sale financial assets
Net change in fair value		(242,406)	45,649	663,470	677,915
Net amount transferred to profit or loss		(44,794)	(563,714)	(206,585)	(481,745)
Net gain (loss) from cash flow hedges
Effective portion of changes in fair value		(45,259)	(129,780)	(134,222)	(33,882)
Net amount transferred to profit or loss		—	89,784	147,385	49,717
Share of other comprehensive income of associates		7,288	2,784	(2,554)	(2,057)
Other comprehensive income of separate account		(503)	(1,575)	3,061	2,439

		(196,365)	(488,586)	434,748	201,305

Income tax effects		71,330	118,580	(123,939)	(39,133)

	(Won)	(125,035)	(370,006)	310,809	162,172

(e)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

28.	Equity (continued)

i)	Changes in the regulatory reserve for loan loss including non-controlling interest for the nine-month period ended September 30, 2011 was as follows:

	2011
Beginning balance	(Won)	1,430,793
Provision for regulatory reserve for loan loss		366,886

Ending balance	(Won)	1,797,679

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan loss for the nine-month period ended September 30, 2011 was as follows:

	2011
Income for the period	(Won)	2,593,287
Provision for regulatory reserve for loan loss		(365,875)

Income adjusted for regulatory reserve	(Won)	2,227,412

Basic earnings per share adjusted for regulatory reserve in won	(Won)	4,275
Diluted earnings per share adjusted for regulatory reserve in won	(Won)	4,189

29.	Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Interest income
Cash and due from banks	(Won)	79,261	203,417	42,014	123,555
Trading assets		101,632	288,757	88,926	275,347
Available-for-sale financial assets		257,702	735,899	233,961	732,483
Held-to-maturity financial assets		161,987	487,289	171,912	522,847
Loans		2,888,250	8,339,275	2,639,520	7,868,565
Others		31,169	139,847	46,653	133,027

		3,520,001	10,194,484	3,222,986	9,655,824

Interest expense
Deposits		1,091,008	3,049,657	981,797	2,959,296
Borrowings		105,910	323,238	115,678	320,425
Debt securities issued		496,322	1,461,481	480,656	1,491,780
Others		24,599	64,062	17,393	52,436

		1,717,839	4,898,438	1,595,524	4,823,937

Net interest income	(Won)	1,802,162	5,296,046	1,627,462	4,831,887

(*)	Accrued interest recognized on impaired financial investments for the nine-month periods ended September 30, 2011 and 2010 was W52,880 million and W44,949 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

30.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Fees and commission income
Credit placement fees	(Won)	12,243	38,280	9,751	33,470
Commission received as electronic charge receipt		37,366	110,450	35,295	105,088
Brokerage fees		124,562	390,445	122,507	375,413
Commission received as agency		26,434	84,188	28,396	84,254
Investment banking fees		10,589	45,970	27,578	58,689
Commission received in foreign exchange activities		37,690	119,936	39,328	117,754
Asset management fees		15,240	47,868	15,671	46,447
Credit card fees		516,626	1,506,601	474,605	1,393,904
Others		105,313	324,011	92,523	290,151

		886,063	2,667,749	845,654	2,505,170

Fees and commission expense
Credit-related fee		8,751	17,012	3,336	9,764
Credit card fees		446,387	1,141,207	340,079	915,778
Others		10,278	172,104	100,435	251,312

		465,416	1,330,323	443,850	1,176,854

Net fees and commission income	(Won)	420,647	1,337,426	401,804	1,328,316

31.	Dividend income

Dividend income for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Trading assets	(Won)	65	2,289	401	2,676
Available-for-sale financial assets		46,843	187,002	54,200	161,176

	(Won)	46,908	189,291	54,601	163,852

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

32.	Net trading income (expense)

Net trading income (expense) for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Trading assets
Gain (loss) on valuation of debt securities	(Won)	829	(6,689)	33,008	67,239
Gain on sale of debt securities		12,947	5,433	11,067	27,444
Gain (loss) on valuation of equity securities		(14,333)	(2,959)	8,644	9,247
Gain (loss) on sale of equity securities		(51,384)	(36,979)	12,745	30,816

		(51,941)	(41,194)	65,464	134,746

Trading liabilities
Gain (loss) on valuation of securities sold		4,061	3,962	(3,621)	(4,905)
Loss on disposition of securities sold		(9,412)	(18,907)	(8,601)	(12,679)

		(5,351)	(14,945)	(12,222)	(17,584)

Derivatives for sales
Gain (loss) on valuation of derivatives		(419,781)	(383,258)	(50,638)	38,937
Gain (loss) on transaction of derivatives		(60,419)	(21,432)	94,800	140,651

		(480,200)	(404,690)	44,162	179,588

	(Won)	(537,492)	(460,829)	97,404	296,750

33.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Assets
Debt securities
Gain (loss) on valuation	(Won)	(40,307)	(45,731)	12,420	14,078
Gain (loss) on sale and redemption		(527)	9,696	1,147	4,262

		(40,834)	(36,035)	13,567	18,340

Equity securities
Dividend income		50	1,404	—	1,156
Gain (loss) on valuation		(17,028)	(47,833)	15,638	33,007
Loss on sale		(13,807)	(19,563)	(7,503)	(9,017)

		(30,785)	(65,992)	8,135	25,146

Other securities
Gain (loss) on valuation		33,765	37,994	(2,466)	2,058
Gain on sale		2,050	13,000	9,339	16,733

		35,815	50,994	6,873	18,791

Liabilities
Borrowings
Gain (loss) on valuation		555,241	563,585	(45,451)	(73,789)
Loss on disposal and redemption		(13,517)	(71,797)	(17,956)	(50,554)

		541,724	491,788	(63,407)	(124,343)

	(Won)	505,920	440,755	(34,832)	(62,066)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

34.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Impairment loss
Loans	(Won)	(206,459)	(636,971)	(329,938)	(1,105,993)
Available-for-sale financial assets		(39,448)	(81,310)	(29,668)	(90,965)
Other assets		—	(36,537)	8,568	—
Investments in associates		—	(4,351)	—	—

		(245,907)	(759,169)	(351,038)	(1,196,958)

Reversal of impairment loss
Available-for-sale financial assets		20	10,677	716	12,378
Other assets		(22,270)	—	—	8,061

		(22,250)	10,677	716	20,439

	(Won)	(268,157)	(748,492)	(350,322)	(1,176,519)

35.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Employee benefits	(Won)	386,380	1,200,584	339,318	1,083,778
Salaries		352,514	1,094,419	309,765	995,270
Severance benefits		33,024	100,905	28,914	87,530
Defined contribution plans		3,353	11,519	3,255	11,239
Defined benefit plans		29,316	88,443	24,935	74,152
Others		355	943	724	2,139
Termination benefits		842	5,260	639	978
Other employee benefits		121,228	399,672	158,318	410,420
Rent		73,022	216,388	69,609	209,230
Entertainment		9,256	24,621	7,512	19,293
Depreciation		53,852	158,943	62,335	193,181
Amortization		19,455	56,281	12,886	38,317
Taxes and dues		37,847	107,853	38,559	95,160
Advertising		52,988	158,512	52,483	155,220
Research		2,475	7,984	2,632	7,812
Others		144,042	470,081	142,088	458,966

	(Won)	900,545	2,800,919	885,740	2,671,377

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

36.	Share-based payments

(a)	Stock options granted as of September 30, 2011 were as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	(Won)	28,006	(Won)	38,829	(Won)	54,560	(Won)	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2011		1,582,484		2,526,903		1,082,469		661,804
Exercised or canceled		841,392		491,767		56,613		42,026

Balance at September 30, 2011		741,092		2,035,136		1,025,856		619,778
Assumptions used to determine the fair value of options:
Risk-free interest rate		3.43%		3.43%		3.44%		3.45%
Expected exercise period		3 months		9 months		1 year 3 months		1 year 9 months
Expected stock price volatility		38.94%		31.19%		28.02%		27.78%
Expected dividend yield		1.41%		1.41%		1.41%		1.41%
Weighted average fair value per share	(Won)	14,126	(Won)	6,335	(Won)	1,853	(Won)	4,051

The weighted average exercise price for 4,421,862 options outstanding as of September 30, 2011 is (Won)42,098.

(b)	Performance shares granted as of September 30, 2011 were as follows:

Content
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at September 30, 2011	375,791
Fair value per share in won	(Won) 42,000

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

36.	Share-based payments (continued)

(c)	Share-based compensation costs (benefits) for the nine-month period ended September 30, 2011 were as follows:

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	(2,276)	(9,013)	(11,289)
5th		(3,283)	(17,020)	(20,303)
6th (*)		(1,046)	(4,597)	(5,643)
7th (*)		(1,569)	(5,469)	(7,038)
Performance share (*)		76	4,966	5,042

	(Won)	(8,098)	(31,133)	(39,231)

(*)	Includes (Won)1,474 million of reversal of share-based compensation costs.

(d)	Accrued expenses and the intrinsic value as of September 30, 2011 were as follows:

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	(Won)	2,192	8,277	10,469
5th		1,935	10,958	12,893
6th		236	1,665	1,901
7th		399	2,112	2,511
Performance share		1,694	14,089	15,783

	(Won)	6,456	37,101	43,557

The intrinsic value of share-based payments is (Won)32,607 million based on the quoted market price (Won)42,000 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

37.	Other operating income, net

Other operating income (expense) for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Other operating income
Gain on sale of assets:
Loans	(Won)	7,873	78,192	10,038	28,592
Property and equipment		400	729	197	697
Investment property		—	5	—	—
Assets held-for-sale		208	482	—	—

		8,481	79,408	10,235	29,289

Others:
Gain on hedge activity		221,223	361,238	224,942	496,993
Reversal of allowance for acceptances and guarantee		20,321	60,685	—	—
Reversal of other allowance		—	—	(272)	—
Gain on trust account		130	534	699	2,579
Rental income on investment property		7,496	20,525	2,034	15,799
Others		69,526	189,830	103,627	207,097

		318,696	632,812	331,030	722,468

		327,177	712,220	341,265	751,757

Other operating expense
Loss on sale of assets:
Loans		9,124	49,957	6,317	7,389
Property and equipment		621	1,728	1,314	6,722
Assets held-for-sale		—	1,638	5	5

		9,745	53,323	7,636	14,116

Others:
Loss on hedge activity		36,645	272,291	375,954	699,921
Loss on allowance for acceptances and guarantee		—	—	16,138	44,314
Loss on other allowance		161	60,662	3,580	3,580
Contribution to fund		59,146	175,400	58,780	169,558
Donations		25,515	47,227	8,973	32,860
Others		129,184	375,579	129,557	342,875

		250,651	931,159	592,982	1,293,108

		260,396	984,482	600,618	1,307,224

Other operating income (expense), net	(Won)	66,781	(272,262)	(259,353)	(555,467)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won, except per share data)

38.	Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Current income tax expense	(Won)	244,972	822,016	291,128	678,757
Changes in deferred tax arising from temporary differences		(83,176)	(130,322)	101,274	1,267
Income tax expense (benefit) reflected directly in equity		71,330	118,580	(123,939)	(39,133)

Income tax expense	(Won)	233,126	810,274	268,463	640,891

39.	Earnings per share

(a)	Basic earnings per share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Net income for the period	(Won)	704,185	2,593,287	734,092	2,099,186
Less: dividends on preferred stock		73,732	200,126	58,120	172,466

Net income available for common stock		630,453	2,393,161	675,972	1,926,720
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Earnings per share in won	(Won)	1,330	5,047	1,426	4,063

(b)	Diluted earnings per share

Diluted earnings per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Ordinary income available for common stock	(Won)	630,453	2,393,161	675,972	1,926,720
Add: dividends on redeemable convertible preferred stock		6,971	20,685	6,971	20,685

Diluted net earnings		637,424	2,413,846	682,943	1,947,405
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587	488,920,587	488,920,587

Diluted earnings per share in won	(Won)	1,304	4,937	1,397	3,983

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won, except per share data)

39.	Earnings per share (continued)

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2011
	Three-month Period	Nine-month Period	Three-month Period	Nine-month Period
Weighted average number of common shares	474,199,587	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587	488,920,587	488,920,587

40.	Operating income

Reconciliations of operating income reported under previous K-GAAP to K-IFRS for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Previous K-GAAP	(Won)	3,468,614	2,842,305
Add:rental income		20,525	15,799
gains on assets contributed		3,898	5,982
others		111,388	106,025
Less:donations		(47,227)	(32,860)
others		(57,983)	(73,048)

K-IFRS	(Won)	3,499,215	2,864,203

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

41.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantees
Guarantee outstanding	(Won)	10,144,254	8,792,374
Contingent guarantees		7,464,916	7,114,239

		17,609,170	15,906,613

Commitments to extend credit
Loan commitments in won		46,760,228	45,556,125
Loan commitments in foreign currency		18,912,334	17,066,134
Liquidity facilities to SPEs		1,883,285	5,353,977
Others		948,910	900,731

		68,504,757	68,876,967

Endorsed bills
Secured endorsed bills		5,017	12,119
Unsecured endorsed bills		10,781,385	12,322,165

		10,786,402	12,334,284

Loans sold with recourse		2,099	2,207

	(Won)	96,902,428	97,120,071

(b)	Guaranteed fixed rate trust

As of September 30, 2011, the Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets under management in the amount of (Won)3,487,899 million. Additional losses may be recorded based on future performance of these guaranteed trust accounts.

(c)	Legal contingencies

As of September 30, 2011, the Group was involved in 266 pending lawsuits as a defendant (total claim amount: (Won)558,821 million) and recorded a provision of (Won)187,718 million and reserve of (Won)1,260 million with respect to these lawsuits in other liabilities.

42.	Cash and cash equivalents

(a)	Cash and cash equivalents in the accompanying consolidated interim statements of cash flows for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Cash and cash equivalent	(Won)	2,507,498	2,541,635
Due from banks with a short maturity of three months or less from date of acquisition		3,350,969	1,875,995

	(Won)	5,858,467	4,417,630

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

42.	Cash and cash equivalents (continued)

(b)	Significant non-cash activities for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Decrease in Loans which were written-off	(Won)	(970,105)	(774,645)
Debt-Equity Swap		53,249	20,782

(c)	The Group reports cash flows from operating activities using the indirect method. Interest paid and interest and dividends received are classified as operating cash flows. Cash flows from interest, dividends and income taxes received and paid for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Income taxes paid	(Won)	(783,241)	(881,646)
Interests received		10,029,762	9,606,729
Interests paid		(4,956,552)	(4,690,122)
Dividends received		191,875	165,068

43.	Related parties

(a)	Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(b)	Transactions with key management personnel

i)	The amounts of loans to key management personnel and their immediate relatives as of September 30, 2011 and December 31, 2010 were (Won)1,576 million and (Won)1,679 million, respectively.

ii)	Key management personnel compensation for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Short-term employee benefits	(Won)	4,153	16,583	6,032	19,604
Severance benefits		355	606	281	629
Share-based payment transactions		(15)	2,487	610	2,732

	(Won)	4,473	19,676	6,923	22,965

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

43.	Related parties (continued)

(c)	Guarantees provided between the related parties as of September 30, 2011 and December 31, 2010 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parts	2011		2010	Account
Shinhan Bank	Aju Capital Co., Ltd.	(Won)	—	110,815	Debt securities issued
”	”		1,950	1,883	Letter of credit

44.	Events after the Reporting Period

(a)	An additional acquisition of Shinhan Vina Bank’s share

The Group will be acquiring an additional 50% share of Shinhan Vina Bank in US $ 93,976 thousand, on November 11, 2011. The Vietcom Bank will be owned by Shinhan Vina Bank, established as a joint venture of Shinhan Bank and Vietcom Bank on November 11th, 2011. The Shinhan Vina Bank will be liquidated by the merger with Shinhan Vietnam Bank, subsidiary of the Bank, on November 28, 2011.

(b)	Cost of acquisition

The Group has held 50% shares of Shinhan Vina Bank and the equity method of accounting was used before the Group acquired additional share of Vietcom Banks. As of September 30, 2011, the book value of Investments in associates is (Won) 66,282 million, but the fair value of the acquisition date is not calculated yet so the cost of acquisition is not confirmed. Also, the fair value of Shinhan Vina Banks assets and liabilities at the acquisition date and the book value by K-IFRS are being calculated. Therefore, the estimates of financial effect, statement of intangible assets which includes goodwill, the fair value and the book value of Shinhan Vina Banks assets and liabilities and the net income of the investee which is included in the net income of the investor after the acquisition date cannot be computed.

45.	Implementation of K-IFRS

As stated in note 2(a), these are the Group’s first consolidated financial statements prepared in accordance with K-IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the nine-month period ended September 30, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2010 (the Group’s date of transition).

In preparing its opening K-IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with previous K-GAAP. An explanation of how the transition from previous K-GAAP to K-IFRSs has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

(a)	Significant differences in accounting policies

The areas of accounting under the current financial statements, for which the application of K-IFRS is expected to give rise to significant differences, include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103 Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	-
	Deemed cost	The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	-
	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	-

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039 Financial Instruments: Recognition and Measurement were applied prospectively for transactions which occurred on or before the date of transition.	-
	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Although K-IFRS 1039 Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Group elected to use these exemptions.	-
	Share-based payment transactions	K-IFRS 1102 Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Decommissioning liabilities included in the cost of property, plant and equipment	The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.	-

	Leases	K-IFRS 1017 Leases will be applied retrospectively to leases occurring prior to the date of transition.	-

	Investments in subsidiaries, jointly controlled entities and associates	The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost is the K-GAAP carrying amounts at the date of transition.	-

Basis of financial statement preparation		Consolidated financial statements	Individual financial statements

Consolidation scope		If the Group has dominant influence or control over the subsidiary including special purpose vehicle(s) “SPV”, the subsidiary is included in the Group’s consolidation scope regardless of the size of the subsidiary.	Based on the Act on External Audit of Corporations, a stock company, whose total value of assets is less than (Won) 10 billion as of the end of the immediate preceding fiscal year, shall not be considered a subsidiary. Consolidation of an SPV is not stipulated in K-GAAP.

Goodwill		Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at the greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement

The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.

Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.	Dependent on whether or not the Group retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Group recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Group establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Group allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Group recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Group chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Group chooses the cost model.

Trade-settle receivables / payables	The Group recognizes the payables and receivables for brokerage which is related with client or Korea Exchange, respectively.	The Group offsets the payables and receivables for brokerage which is related with client or Korea Exchange.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

(b)	Summary of the effects of the adoption of K-IFRS on the Group’s financial position and the results of its operation

This summary of the effects on the Group’s financial position and the results of its operation described below are based on the consolidated financial statements, and may change in the future as a result of additional analysis, revised standards, etc.

i)	The effects on the Group’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
Previous K-GAAP	(Won)	255,018,087	233,895,061	21,123,026
		—	—	—
Adjustment for:
Changes in the consolidated entities		1,093,597	1,145,679	(52,082)
Allowance for loan losses		1,177,796	—	1,177,796
Allowance for unused loan commitments		—	(292,341)	292,341
Effective interest		(83,596)	(70,413)	(13,183)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		61,307	23,889	37,418
Impairment of securities		(50,923)	—	(50,923)
Goodwill		(264,026)	—	(264,026)
Convertible preferred stock		—	180,464	(180,464)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings		628,740	—	628,740
Defined benefit obligation (Actuarial valuation)		—	57,994	(57,994)
Fair value of share based payment		—	17,435	(17,435)
Trade-settle receivables/payables		1,057,987	1,057,987	—
Other		21,042	(67,811)	88,853
Tax effect on adjustments		(145,522)	353,939	(499,461)

Total adjustment		3,496,402	(122,965)	3,619,367

K-IFRS	(Won)	258,514,489	233,772,096	24,742,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

ii)	The effects on the Group’s results of its operations for the three-month and nine-month period ended September 30, 2010 are as follows:

	Net Income (*)			Total Comprehensive income (*)
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Previous K-GAAP	(Won)	651,985	2,019,577	956,001	2,146,545

Adjustment for:
Changes in the consolidated entities		(1,258)	59,213	(2,393)	75,006
Allowance for loan losses		27,086	(273,440)	30,952	(273,381)
Allowance for unused loan commitments		(761)	26,315	(73)	26,428
Effective interest		10,798	11,295	10,798	11,295
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		2,735	4,253	3,249	4,365
Impairment of securities		(17,359)	(37,920)	(39)	(647)
Goodwill		101,681	347,552	101,681	347,552
Convertible preferred stock		(2,148)	(9,924)	(2,148)	(9,924)
Hybrid bond		(32,215)	45,952	(32,215)	45,952
Deemed cost for land and buildings		(2,019)	(5,679)	(2,019)	(5,679)
Defined benefit obligation (Actuarial valuation )		2,611	5,161	2,611	5,161
Fair value of share based payment		3,537	8,961	3,537	8,961
Other		16,474	(136,546)	(5,808)	(157,611)
Tax effect on adjustments		(27,055)	34,416	(14,617)	35,961

Total adjustment		82,107	79,609	93,516	113,439

K-IFRS	(Won)	734,092	2,099,186	1,049,517	2,259,984

(*)	Attributable to equity holders of the controlling company

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements (continued)

September 30, 2011

(Unaudited)

(In millions of won)

45.	Implementation of K-IFRS (continued)

iii)	The effects on the Group’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year ended December 31, 2010 are as follows:

	Total assets		Total liabilities	Total equity	Net Income (*)	Total Comprehensive income (*)
Previous K-GAAP	(Won)	266,031,752	242,833,716	23,198,036	2,383,936	2,583,369

Adjustment for:
Changes in the consolidated entities		(135,031)	(261,518)	126,487	(57,800)	168,788
Allowance for loan losses		984,211	—	984,211	(192,918)	(193,504)
Allowance for unused loan commitments		—	(330,423)	330,423	38,184	38,268
Effective interest		(51,663)	(54,351)	2,688	16,802	16,802
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		102,002	72,079	29,923	(7,651)	(7,494)
Impairment of securities		(37,079)	—	(37,079)	(10,586)	7,940
Goodwill		314,105	—	314,105	566,904	566,904
Convertible preferred stock		—	—	—	(9,924)	(9,924)
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	9,340
Deemed cost for land and buildings		620,522	—	620,522	(7,919)	(7,919)
Defined benefit obligation (actuarial valuation)		—	110,345	(110,345)	(52,141)	(52,141)
Fair value of share based payment		—	15,663	(15,663)	1,773	1,773
Trade-settle receivables/payables		686,655	686,655	—	—	—
Other		91,107	407,726	(316,619)	(21,822)	(278,751)
Tax effect on adjustments		(62,650)	405,669	(468,319)	28,411	33,585

Total adjustment		2,525,655	(1,471,534)	3,997,189	300,653	293,667

K-IFRS	(Won)	268,557,407	241,362,182	27,195,225	2,684,589	2,877,036

(*)	Attributable to equity holders of the controlling company

(c)	Cash flows from deposits that had been previously classified as cash flows from financing activities under K-GAAP have been classified as cash flows from operating activities under K-IFRS. Cash flows from acquisition of equity or debt securities that had been previously classified as operating activities under K-GAAP have been classified as cash flows from investing activities under K-IFRS. There are no major differences between statements of cash flows under K-GAAP and K-IFRS except for the items mentioned above.